

Questar Assessment, Inc.
Commission File No. 1-16689

QUESTAR™
ASSESSMENT, INC.

Creating Quality Educational Solutions

2007
ANNUAL REPORT

QUESTAR™
ASSESSMENT, INC.
Creating Quality Educational Solutions

Dear Fellow Shareholder,

The past year was a significant one for Questar Assessment, Inc. With the successful integration of Questar Educational Systems, the large acquisition we made the year before, we nearly doubled our size, for the second time in two years. Our sales totaled $43.3 million compared with $11.7 million in fiscal 2005. The result is that we have become a much more formidable competitor in our industry with significant growth potential. Also, in March, we announced we were changing our name from Touchstone Applied Science Associates, Inc. to Questar Assessment, Inc. That was the kick-off to our very important re-branding effort.

Through it all, what we stand for—providing extraordinary customer service—never changed! While we are virtually a new company with a new name, Questar, we have the same commitment to providing our clients with quality assessment products and value added service that not only get it right but provide that "exceptional customer experience!" And, because of the additions we have made to enhance our company, we are in an even better position to deliver on that promise.

A part of our basic responsibility is to make the entire assessment process easier for the state education departments as well as their constituents: the school districts, schools, test coordinators, and administrators. We make it easier for our clients by providing extra effort where that can help. That means, for example, never being satisfied until a program is the best it can be. We believe that is what makes us unique and what provides our customers with an entirely new value proposition that, as applied, adds important incremental value. It is what encourages us to make suggestions that are not necessarily easy for an organization to accomplish, but because of our flexibility and responsiveness, we can contemplate and, if accepted, achieve. That is a true client benefit.

In this context, our commitment to providing assessments that can ultimately contribute to improved education for students is truly important to both our clients and us. At the end of the day, if we cannot achieve this within the context of our mission—that is providing our clients with an exceptional customer experience—then we have lost our reason for being, our raison d'etre.

We continue to reinforce our brand's mission. In early December, at a presentation to a potential client, I said the following:

"I am going to make a bold statement. I venture to say that I suspect each organization you have spoken to [and there were at least three other presenters] are all fine companies who can serve you well, but they are all interchangeable. They are all good substitutes for one another. I believe that Questar offers an alternative solution, and I make an important distinction between a substitute and an alternative. Our difference is providing an exceptional customer experience."

We achieved other milestones in fiscal 2007 as well.

1) During the past year, we gained over $75 million in new business through 2013. This future billing is very important to us. We knew very early on that a significant portion of the old Questar Educational Systems contracts would be completed during the past year and not renewed. Our wins in 2007 included new, multi-year, contracts from Utah, Wyoming, Missouri, Indiana, and Oklahoma.

   Significantly, too, the average size of the contracts we are bidding on is much larger than previously. This critically important factor is in line with what was a part of our acquisition strategy. The merger of TASA, BETA, ADI, and QES provided the organization with the capability to perform all the required tasks associated with larger contracts and, as a result, we are bidding accordingly.

2) The combined organizations had some redundancy, as well as a need for some realignment. Initially, we found we were not necessarily delivering on our promise to provide an exceptional level of customer service. In February 2007, we made a first phase organizational realignment. When that was completed and integrated, it was time, in January 2008, to make a second phase realignment. The intent of these activities has been to rationalize the organization, to make us more efficient, and to ensure that everyone in our company is living our brand and providing that "exceptional customer experience."

3) We will continue to emphasize our brand and provide superior service. As someone said, when you provide good customer service, you can talk about it—when you provide exceptional service, customers talk about you. We want everyone talking about Questar!

4) We believe our company can best build its revenue stream by continuing our current strategy, a multi-tiered approach. Namely, we will act as prime contractor on state contracts and maintain an exclusive relationship when appropriate. We will bring in subcontractors when we believe they enhance our bidding proposition and capacity. We will seek subcontracting business; we have partnered with most of the well-known names in the industry. And finally, we will continue to build third-party scoring business.

The above provides a brief summary of the progress we have made. That our plans are bearing fruit can also be seen in these recent operating results. In the first nine months of last year, we won 15 percent of the contracts on which we bid and 5 percent of the dollar amount. In the last nine months of last year, we won 50 percent of the contracts and 55 percent of the dollars possible.

Before I close, I believe it is important to communicate this critical thought. The only real assets in our business are our people. As an organization, we must encourage, support, and reward these people assets—and we do just that. We have hired and promoted an extraordinary group of folks who have strengthened our leadership team.

As an example, we were fortunate to add Roy Lipner to this team when, on November 1, 2007, he joined our organization as President and Chief Operating Officer. Roy brings a wealth of experience to our organization and gives us additional bandwidth. I feel very fortunate to have Roy as a partner.

To conclude, I am extremely optimistic about the market for our services and the business we are building over the longer term. In the very short term, it is always difficult for a company our size to predict how contracts and work will flow, especially with the current economic conditions. Our area of education is a little more insulated from a downturn than many other businesses, still we should be cautious. Right now we are working hard to first replace the large contracts we acquired and completed, and then resume our growth. With the long lead times in our business that might take a while. However, our team is committed to doing just that. We now have the tools; we must use them wisely.

Sincerely,

Andrew L. Simon
Chief Executive Officer

Branding

and General Awareness Marketing

During this year, our growing organization has gone through an exciting and significant change. Effective March 16, 2007, we unified several of our operating units under a single name, "Questar Assessment". These operating units were TASA (Touchstone Applied Science Associates), BETA (Beck Evaluation and Testing Associates), ADI (Achievement Data, Inc.), and Questar Educational Systems. Our other unit, Assessment and Evaluation Concepts (AEC), continues to do business under its own name, providing third-party assessment evaluations.

We have embarked on a marketing and communications campaign to build awareness for our new brand. To that end, we conducted a direct mail campaign to our customers, constituents, and colleagues, and ran ads in key industry-specific publications. These channels allowed us to define our new identity while promoting our combined products and services to the educational community.


Did you know?
Questar Assessment...
Questar Assessment... Celebrating the Connecticut Reading Association!
QUESTAR ASSESSMENT, INC.
Perfect alignment by any standard.
QUESTAR ASSESSMENT, INC.
Creating Quality Educational Solutions
QUESTAR ASSESSMENT, INC.
Simply the Best Products, Services, and Experience

Products and Services

We continue to promote our capabilities and products with a multi-media approach.

The dedicated professionals of Questar Assessment bring a wealth of knowledge, skills, and abilities to provide custom products to small, mid-sized and large scale assessments.

Our newly created Corporate Capabilities brochure outlines these enhanced abilities to provide a full range of single-source solutions to educators.

In addition, we continue to offer many quality catalog products and services that provide literacy solutions for the K-12 market. Our annual catalog has been re-designed with a new look to promote both our new products and our well-respected existing products for all reading abilities and levels. Through our targeted marketing efforts and workshops at key, industry-specific association conventions, we have brought our message to state, district, and school level educators

These promotions continue to allow us to bring our message of innovative educational solutions with one voice, one look, and one message.



EDUCATIONAL ASSESSMENT MATERIALS & SCORING SERVICES
K-12+
QUESTAR ASSESSMENT, INC.
Creating Quality Educational Solutions
READING COMPREHENSION TESTS DEGREES OF READING POWER (DRP)
CONTENT AREA READING: SCIENCE, SOCIAL STUDIES, AND MATHEMATICS ASSESSMENT, PROFESSIONAL DEVELOPMENT, AND INSTRUCTION SSSMART
VOCABULARY, FLUENCY, WORD RECOGNITION AND DECODING ASSESSMENT READING POWER ESSENTIALS (RPE)
EARLY LITERACY ASSESSMENT SIGNPOSTS
ENGLISH LANGUAGE PROFICIENCY ASSESSMENT MAC II
SCORING & REPORTING SERVICES
CATALOG
QUESTAR ASSESSMENT, INC.
Creating Quality Educational Solutions
www.QuestarAI.com
AARGH!!!! ...so many tests! Who knows which ones are right for my students?
NCLB... RTI... ELL... whatever happened to ABCs?
DRP
SSSMART
rpe
www.QuestarAI.com
QUESTAR ASSESSMENT, INC.
Creating Quality Educational Solutions

Online Marketing

The cover of this year's Annual Report reflects the graphics we have incorporated in our new Web site: www.QuestarAI.com.

This site incorporates the content of the former multiple Web sites of our operating units, creates a look for our new brand, and provides a comprehensive description of our combined resources. Included is information on large-scale assessments, online testing, standard setting, program evaluation, publisher test development, readability, catalog products, and more.

The Web site also contains details on our management team, press releases, and an investor center. The media section, provides streaming video on Questar Assessment, video introducing our newest product, and local news coverage.

Additionally, we have deployed various e-mail campaigns to promote our products, workshops, and expertise in the educational assessment industry. These campaigns were highly targeted to regional and national audiences.

This year we plan to continue stepping up our online efforts with Web site enhancements such as online product demonstrations and interactive media.


QUESTAR
ASSESSMENT, INC
QUESTAR
ASSESSMENT, INC
QUESTAR
ASSESSMENT, INC.
Planning to attend the upcoming Diamond State Reading Association Conference?
Please visit Questar Assessment at Table #1 to receive a FREE gift.

New Business Areas

In addition to promoting awareness of our Questar brand to educators, we also reach out to textbook publishers, offering them our considerable expertise and knowledge of assessments in support of their publishing business. This year we have created marketing pieces to promote this capability in industry publications and at industry tradeshows.

Our experience with the development of state assessments and familiarity with federal accountability issues uniquely position us to partner with both small and large publishers of instructional materials.



Looking to Leap Ahead in the Educational Publishing Market?
Add our Assessment Knowledge to Your Publishing Business
Questar has decades of experience in providing:
• Custom Assessments
• Alignment Studies
• Psychometric Services
• Scoring and Reporting
• Professional Development
and so much more!
QUESTAR ASSESSMENT, INC.
Creating Quality Educational Solutions
Your Educational Publishing Partner
Let our knowledge and expertise help strengthen what you offer the educational community
For more information:
e-mail info@QuestarAI.com or call 800-800-2598
www.QuestarAI.com
Looking to Move Your Company in a Bright New Direction?

Overall, we have developed more textbook-based assessments than any other organization. In promoting this business area, we can strengthen not only what textbook publishers offer, but what we can offer the educational community.



Add Our Assessment Experience to Your Publishing Business
Looking to leap ahead in the textbook publishing market?
QUESTAR ASSESSMENT, INC.
Creating Quality Educational Solutions

QUESTAR™

ASSESSMENT, INC.

Creating Quality Educational Solutions

2007 Form 10-KSB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB

(Mark One)

☒ Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended October 31, 2007

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ________ to ________

Commission file number 1-16689

QUESTAR ASSESSMENT, INC.
(Name of Small Business issuer in Its Charter)

Delaware	13-2846796
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
4 Hardscrabble Heights, P.O. Box 382, Brewster, NY	10509
(Address of Principal Executive Offices)	(Zip Code)

(845) 277-8100
(Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act: None.
Securities registered under Section 12(g) of the Exchange Act:

Title of Class

Common Stock, $.0001 par value

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. ☐

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No____

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes_____ No X

State issuer's revenues for its most recent fiscal year: $43,338,154 for the fiscal year ended October 31, 2007.

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days $9,460,431 as of January 25, 2008. The aggregate market value was based upon the closing price for the Common Stock, par value $.0001 per share, as quoted by the NASDAQ for such date.

(ISSUERS INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.
Yes_____ No_____

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: As of January 25, 2008, 3,084,443 shares of Common Stock, par value $.0001 per share.

DOCUMENTS INCORPORATED BY REFERENCE

If the following documents are incorporated by reference, briefly describe them and identify the part of the Form 10-KSB (e.g., Part I, Part II, etc.) into which the document is incorporated: (1) any annual report to security holders; (2) any proxy or information statement; and (3) any prospectus filed pursuant to Rule 424(b) or (c) of the Securities Act of 1933 ("Securities Act"). None.

Transitional Small Business Disclosure Format (check one): Yes_____ No_X__

PART I

Item 1. DESCRIPTION OF BUSINESS

Overview

Questar Assessment, Inc. ("QAI"), formerly known as Touchstone Applied Science Associates, Inc., competes exclusively in the assessment marketplace. With the advent of No Child Left Behind legislation ("NCLB"), the Company's Board of Directors and management made the strategic decision to focus the organization on the fast-growing assessment segment of the K-12 education market. The Company competes in both the custom and proprietary product lines of the assessment marketplace. Over the past decade, this market has been moving towards custom testing as a result of NCLB legislation requiring that student success be measured against state-specific standards established by each individual state. The Company has recognized this trend and has aligned its long-term and short-term strategic initiatives and resources to take advantage of these changes in the market. During the fiscal year which ended October 31, 2006 ("Fiscal 2006"), the Company decided to minimize its efforts in growing its proprietary products business, and to devote significant resources to expanding its custom testing services. The Company implemented this strategy by acquiring all the outstanding stock of Questar Educational Systems, Inc. ("QES") in May 2006. QES provides test delivery, scoring, and score analysis capabilities for state testing programs. This acquisition has allowed the Company to expand its service offerings in the large scale assessment industry.

As a result of the QES acquisition, the change in the Company's strategic initiatives, and the industry shift from proprietary to custom work, the Company believes that the description of its revenues as either custom or proprietary no longer fully represents the Company's business. Consequently, the Company is combining categories in the reporting of its assessment revenues. In order to report clearly the growth of our business, we will be reporting revenues with QES and without QES since that acquisition has had a significant impact on the overall revenues of the Company during the current reporting period.

Revenues were $43.3 million for the fiscal year ended October 31, 2007 ("Fiscal 2007") and $23.7 million for Fiscal 2006. Fiscal 2007 and Fiscal 2006 revenues without QES were $14.9 million and $13.8 million, respectively.

QAI's corporate headquarters are located at 4 Hardscrabble Heights, P.O. Box 382, Brewster, New York 10509. The Company's telephone number is (845) 277-8100 and its facsimile number is (845) 277-3548. The Company maintains a website at www.questarai.com. Information contained on the Company's website is not, and should not be deemed to be, incorporated into this Report. As used in this Report, the terms "Company" and "QAI" refer to Questar Assessment, Inc. and its subsidiaries, unless the context otherwise indicates.

Except for historical information, the material contained in this Description of Business is forward-looking. For the purposes of the safe harbor protection for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995, readers are urged to review the list of certain important factors set forth in "Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995" below, which may cause actual results to differ materially from those described.

Summary of Recent Acquisitions

In May 2006 the Company acquired all of the outstanding shares of QES. QES provides test delivery, scoring and score analysis capabilities to state testing programs and also provides test material development. Total consideration paid by the Company was $20,000,000 consisting of $15,000,000 in cash, the issuance of 222,222 shares of Series A-2 Preferred Stock of the Company valued at $1,000,000, and a $4,000,000 promissory note. Goodwill totaling $11,229,541 was recorded as a result of the acquisition. The Company also has valued and recorded $4,500,000 in intangible assets related to customer contracts acquired and $360,000 in non-competition covenants identified during the acquisition. The Company has also agreed to pay additional consideration in Fiscal 2010 if QES achieves certain revenue goals during the three years ending October 31, 2007, 2008, and 2009. The maximum contingent earn-out payment is $12,500,000, of which up to $10,000,000 shall be paid, if earned, half in cash and half in Series A-2 Preferred Stock and $2,500,000 shall be paid, if earned, at the election of the Company, in cash or additional shares of Series A-2 Preferred Stock, or any combination thereof, valued at fair market value at the time of issuance.

The Company financed the acquisition through senior debt and a private equity investment. The Company entered into a loan agreement, pursuant to which the Company borrowed a term loan in an aggregate principal amount of $9,600,000, obtained a revolving line of credit in the amount of $4,000,000, and had issued on its behalf a standby letter of credit in the original stated amount of $194,750 against availability under the revolving line of credit (see "Management's Discussion and Analysis or Plan of Operation—Liquidity and Working Capital, Cash Flow used in Investing Activities" and Note 5 to the financial statements included with this Report). Advances under the revolving line of credit are based on a borrowing base of eligible accounts receivable and eligible inventory of the Company and QES. The revolving line of credit is available until April 30, 2008, if not renewed. Both the term loan and the revolving loan are secured by the assets of the Company. The proceeds from the loans were used to pay a portion of the purchase price for the shares of QES and related closing costs for the transaction, and for working capital.

The Company also entered into a securities purchase agreement (the "Series A Convertible Preferred Stock Purchase Agreement") with Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. (collectively, the "Investors"), pursuant to which the Company issued and sold to the Investors 1,666,667 shares of its Series A-1 Convertible Preferred Stock ("Series A-1 Preferred Stock") valued at $7,500,000, based on a price of $4.50 per share. The proceeds from the sale of stock were used to pay a portion of the purchase price for the shares of QES and closing costs for the transaction, with the balance being retained by the Company for working capital. Two members of the Company's Board of Directors, Donald W. Hughes and David L. Warnock are also principals of each of the Investors.

Change of Corporate Name

The Company formally changed its corporate name to Questar Assessment, Inc. from Touchstone Applied Science Associates, Inc., effective March 19, 2007. This action was approved on January 24, 2007 by our Board of Directors, and February 5, 2007 by the holders of a majority of our issued and outstanding voting securities who executed a written consent in lieu of a special meeting.

The Market

As previously stated in the Overview section, there has been a decided shift in the education market over the past decade from proprietary assessment products to custom tests developed to measure the results of individual state standards. The Company recognized this trend and has been using its assets to build and expand its custom third party testing services.

There are two components to the education industry that the Company competes in: summative assessments which are part of the NCLB state programs and the formative assessment programs that are used in schools and tests for remediation purposes.

The acquisition of QES along with the Company's existing ability to develop and deliver custom test materials enables the Company to take advantage of the NCLB-driven market trend. The Company, previous to the acquisition, did not have the internal resources to bid on the large state custom-work contracts. QES has the experience in both the development and management of large state-wide contracts that can deliver significant economic value. The QES business has grown because QES is able to provide scoring, scanning and reporting services to a state-wide student population level. Management anticipates that combining such capabilities with the Company's existing test development resources will create incremental value for the combined organization.

Business Development & Marketing

The Company markets its assessment products and services as follows:

- Bidding on large-scale contracts by responding to requests for proposal (RFP)
- Utilizing its sales and senior executives to develop relationships and insights in the education market

- Seeking partners by performing as either a prime contractor or subcontractor on certain proposals based on core capabilities

- Producing catalogs and other direct mail materials to support proprietary sales

- Attending and presenting at trade conventions and industry shows to meet current and prospective clients

Competition

Success in the educational industry is based on technological superiority, service, product support, the availability of patent protection, access to adequate capital, the ability to develop and market products and processes successfully, and the ability to obtain government approvals. Although there is intense competition in the industry and there are both domestic and foreign companies which may be deemed dominant competitors, the Company believes that the features of its products coupled with its ability to provide quality services will permit the Company to compete successfully in its designated marketplace.

The Company is subject to competition from various sources. The Company's principal competition comes from both established for-profit and non-profit companies in the testing business and testing departments within certain states and school districts, all of which are considerably larger and have greater financial and human resources and marketing capabilities. Competition may also come from education publishers who include reading comprehension tests with their instructional materials, and companies that distribute reading motivation programs.

Although there are a number of for-profit firms that develop, publish, market, and distribute educational tests, the market is dominated by: Pearson Educational Measurement, Iowa City, Iowa; Harcourt Assessment, Inc., San Antonio, Texas; CTB/McGraw-Hill, Lake Forest, Illinois, and Monterey, California; and The Riverside Publishing Company, Chicago, Illinois. As large, well-established publishers of educational tests and related products and services, these firms are considered strong competitors of the Company.

There are a number of for-profit and non-profit organizations that provide test design, production, and consulting services to states under contract. For example, Data Recognition Corporation (DRC), Eagan, Minnesota, and Pearson Educational Measurement, Iowa City, Iowa; are among the for-profit firms that supply test development, printing, distribution, and scoring services to individual states under contract. Among the non-profit organizations, Measured Progress, Inc. (Dover, New Hampshire), American College Testing Program (ACT), Iowa City, Iowa and Educational Testing Services (ETS), Princeton, New Jersey have conducted such contract work for states and ETS is the current contractor for the National Assessment of Educational Progress. By enabling states to have tests developed and administered to their own specifications, these for-profit and non-profit organizations compete directly with the Company's assessment division. In terms of size alone, these firms have greater marketing capability and resources than does the Company.

Furthermore, there are a number of non-profit organizations that develop, publish and distribute educational tests such as the aforementioned ACT and ETS. In addition, there are various organizations that sponsor educational tests even though they do not have the technical capability to produce tests. For example, The College Board, New York, New York, sponsors the SAT which is developed for The College Board by ETS. All of these non-profit organizations have, or harbor, the capability to develop, publish and distribute tests to schools. Currently, ACT, The College Board, and ETS publish one or more educational tests for the school market.

Employees

As of October 31, 2007, the Company employed a total of 142 employees, of which 136 work on a full-time basis, and 6 work on a part-time basis. Of the 142 employees, 23 are engaged in research and/or test development, 98 are in operations, 11 are in executive capacities, and 10 are in sales and marketing.

Government Regulation

NCLB legislation works well for QAI. NCLB requires that that student success be measured against specific standards established by each individual state. This state specific customization of testing assessment ties directly into the Company's initiative to expand its resources and service offerings in this area. [NCLB is expected to provide annual funding for Fiscal 2007 of approximately $24.3 billion to this initiative. Approximately half of that amount is for Title I funding, which requires schools to use a portion of this funding to evaluate student progress in reading. The assessment and evaluation testing services being sought after by states in the subject matter of reading as well as other curriculums benefit the Company by having a large opportunistic customer market to draw from.

NCLB also provides over one billion dollars* for annual testing in reading and math; Title III allows for three-quarters of a billion dollars* for bilingual and immigrant education and almost one billion dollars* for early language literacy. QAI has developed a full range of products and services to meet the needs of this legislation. This includes test development for "mainstream" programs in K-12 levels as well as materials for English Language Learners (ELL) and children eligible for alternative assessment.

* Source – BMO - Capital Markets Education and Training/September 2006

Patents, Copyrights, Trademarks, Trade Secrets and Royalties

The Company owns the copyrights in all of the proprietary assessments and instructional materials that it creates and asserts such rights as against third parties.

The following are registered trademarks and/or service marks of the Company: TASA (for design and preparation of educational testing materials and test scores); TASA (with logo) (for design and preparation of educational testing materials and test scores); TASA (with logo) (for computer programs used in association with educational testing and instructional materials); Degrees of Reading Power; DRP; EZ Converter; TextSense; TASA Literacy; Signposts; Signposts (with logo); The MAC II Test of English Language Proficiency (with logo); DWM; Degrees of Word Meaning; Questar Educational Systems; Reading Power Essentials RPE The Right Measures for Reading Success (with logo); SSSMART Science Social Studies Mathematics Academic Reading Test Reading in the Content Areas (with logo); Achievement Data and Up To The Test. QAI is the owner of the service mark "Questar Educational Systems" which is the only service mark registered with the United States Patent & Trademark Office utilizing "Questar" in Class 41, relating to educational testing and assessment services.

Trade secrets are maintained by entering into license agreements, containing trade secret clauses, with third parties for their use of QAI software and certain proprietary data. In addition, all employees execute nondisclosure agreements as a condition of employment. The Company regularly asserts copyrights to all of its assessment and instructional materials.

Item 2. DESCRIPTION OF PROPERTY

The Company completed the sale/lease-back of its 30,000 square-foot headquarters building in Brewster, New York, in July 2003 when the Company sold its headquarters building to 26 Palmer LLC for $2,875,000. The building and related improvements had a net book value of $1,458,481. For financial reporting purposes, the Company deferred the pre-tax gain on the sale totaling $1,254,383, net of closing costs totaling $162,136. The Company then signed a ten-year triple net lease for the building. The cost per square foot was $10.50 for the July 2003/June 2004 period and increases each year thereafter. The final year of the lease has a rental cost of $13.69 per square foot. As a result of the sale/leaseback, the deferred gain is being recognized over the ten-year term of the lease as other income.

As part of the acquisition of QES, the Company entered in two separate lease agreements with the former shareholders of QES. Through one lease agreement, the Company rents approximately 49,000 square feet of office space in Apple Valley, Minnesota. The initial term of this lease is for five years concluding on May 31, 2011 with the Company holding an option to renew for an additional five-year period. Pursuant to the second lease agreement, the Company uses 45,000 square feet of a distribution center also in Apple Valley, Minnesota. This lease also concludes on May 31, 2011 with the Company holding an option to renew for an additional five-year period. The Company also holds an option to lease an additional 11,000 square feet of distribution center space that is adjacent to the current distribution center. (See "Certain Relationships and Related Transactions".) Additionally, in January 2007, the Company entered into a short-term lease commitment (February 2007 – July 2007) to occupy additional office space in Minnesota. The additional space was needed in order to enable the Company to complete certain customer project requirements during such period of time. The Company did not seek to renew this lease when it expired in July 2007.

Beck Evaluation & Testing, Inc. ("BETA") rents a small office facility in Austin, Texas, which affords good proximity to the Texas Education Agency. The Company's current lease concludes in November 2010.

Achievement Data, Inc. ("ADI") rented approximately 4,400 square feet of office space in downtown Minneapolis, Minnesota. The Company's lease concluded in October 2007. The Company did not seek to renew this lease, and transferred the employees and Company assets to the Apple Valley, Minnesota location in October 2007.

The Company expends resources for capital improvements of its facilities as necessary.

Item 3. LEGAL PROCEEDINGS

None.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock, par value $.0001 per share (the "Common Stock"), is traded in the NASDAQ Electronic Bulletin Board under the symbol QAI.OB. The approximate high and low closing prices for each fiscal quarter in the two fiscal years ended October 31, 2006 and October 31, 2007 were as follows:

Common Stock Prices		
Fiscal Quarter:	High ($)	Low ($)
1st Qtr 06	4.20	3.01
2nd Qtr 06	3.75	2.75
3rd Qtr 06	4.00	2.21
4th Qtr 06	6.85	3.70
1st Qtr 07	7.50	6.00
2nd Qtr 07	7.10	4.10
3rd Qtr 07	7.20	4.30
4th Qtr 07	6.50	4.50

During the first quarter of Fiscal 2008, the Company's Common Stock had a high closing price of $5.50 and a low closing price of $3.50.

The Company is authorized to issue 5,000,000 shares, par value $.0001 per share, of preferred stock. The stock may be issued by the Board of Directors of the Company in one or more series and with such preferences, conversion or other rights, voting powers and other provisions as may be fixed by the Board of Directors in the resolution authorizing its issuance without any further action of the stockholders. As of January 25, 2008, the Company had issued 1,666,667 shares of Series A-1 Preferred Stock and 222,222 shares of Series A-2 Preferred Stock. Each such share of Preferred Stock has one vote per share, voting together with the Common Stock as a single class. In addition, there are 1,111,111 shares of Series A-2 Preferred Stock which are held in escrow and are not entitled to vote until released from escrow. See "Acquisition of QES" below.

The Company's Common Stock is traded on the NASDAQ Electronic Bulletin Board.

As of January 25, 2008, there were 66 holders of record of the Company's Common Stock. This number of holders of record does not include beneficial owners of the Company's Common Stock, whose shares are held in the names of various security holders, dealers and clearing agencies. The Company believes that the number of beneficial owners of its Common Stock which is held by others or in nominee names exceeds approximately 600 in number.

The Company has not paid any cash dividends, and does not anticipate doing so in the immediate future as it intends to invest any earnings in the development of the Company's business.

Acquisition of QES. The Company entered into a securities purchase agreement (the "Series A Convertible Preferred Stock Purchase Agreement") with Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. (collectively, the "Investors" or the "Camden Entities"), pursuant to which the Company issued and sold to the Investors 1,666,667 shares of its Series A-1 Preferred Stock (valued at $7,500,000, based on a price of $4.50 per share). The proceeds from the sale of stock were used to pay a portion of the purchase price for the shares of QES and closing costs for the QES transaction, with the balance being retained by the Company for working capital. The transaction did not involve a public offering pursuant to the exemption from registration provided by Section 4(2) of the Act.

In the acquisition of QES, the Company (a) issued to the selling shareholders of QES, 222,222 shares of Series A-2 Preferred Stock (valued at $4.50 per share), as part payment of the purchase price at closing and (b) delivered to the escrow agent, 1,111,111 shares of the Series A-2 Preferred Stock (valued at $4.50 per share), which will be deemed earned by and will be released to the former shareholders of QES if revenue goals over the earn out period of the three fiscal years ending October 31, 2007, 2008 and 2009, are met. Such escrowed shares are not deemed to be outstanding (and therefore, are not eligible to vote) until the revenues goals are met and the shares are released from escrow. The issuance and sale of the Series A-2 Preferred Stock did not involve a public offering pursuant to the exemption from registration provided by Section 4(2) of the Act.

There is no trading market for the Company's Series A-1 Preferred Stock or Series A-2 Preferred Stock, and the Company has no intention of applying to list shares of its Preferred Stock. The Company has agreed to use its best efforts to file a registration statement under the Act with respect to the shares of Common Stock underlying the Series A-1 Preferred Stock, upon request of the Investors, at any time after one year following the issuance date of the Series A-1 Preferred Stock, in accordance with the Investor Rights Agreement. With respect to the 222,222 shares of Series A-2 Preferred Stock issued as part payment of the purchase price at closing, the Company has agreed to use its best efforts to include such shares of Common Stock underlying the Series A-2 Preferred Stock in a registration statement if, and when, filed by the Company, upon request of the Investors, at any time after one year following the issuance date of the Series A-1 Preferred Stock. With respect to the escrowed shares, the Company has agreed to use its best efforts to file a registration statement under the Act for the shares of Common Stock into which the Series A-2 Preferred Stock will be convertible, upon request of the former shareholders of QES following the release, if any, of the escrowed shares, or to include such shares of Common Stock in a registration statement if, and when, filed by the Company with respect to the shares of Common Stock beneficially owned by the Investors.

Initially, the shares of Series A-1 Preferred Stock and the Series A-2 Preferred Sock are convertible into shares of Common Stock on a one-for-one basis. The conversion rate is subject to anti-dilution adjustments set forth in the Certificate of Designations for the Series A Preferred Stock. For the first three years after the issuance, neither Series A-1 Preferred Stock nor Series A-2 Preferred Stock will accrue dividends. Thereafter, dividends will accrue at the rate of 8% per annum, payable in cash or additional shares of Series A Preferred Stock, at the election of the Company; provided, however, that no shares of Series A-2 Preferred Stock will accrue any dividends until, and after the time when, the Series A-2 Preferred Stock is released to the selling shareholders of QES in accordance with the Escrow Agreement.

Each share of Series A-1 Preferred Stock is entitled to cast one vote per each share of Common Stock into which such share of Series A-1 Preferred Stock is convertible as of the record date for a stockholder vote. Each share of Series A-2 Preferred Stock that has been issued to the selling shareholders of QES on the closing date is entitled to cast one vote per each share of Common Stock into which such share of Series A-2 Preferred Stock is convertible as of the record date for a stockholder vote. The shares of Series A-2 Preferred Stock that are held in escrow, pending release if the earn out hurdles are satisfied, will not be entitled to vote so long as such shares remain in escrow. The shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock which are entitled to vote shall vote together with the Common Stock as a single class.

Upon closing of the acquisition of QES in 2006, the Company issued to Signal Hill Capital Group, LLC, a five-year warrant to purchase up to 50,000 shares of the Company's Common Stock, at an exercise price of $4.50 per share. The warrant was issued as part of the consideration paid to Signal Hill for its role as the Company's investment banker and financial advisor in the acquisition of QES and the financing thereof. Neither the warrant nor the underlying shares of Common Stock have been registered under the Act, in reliance upon the exemption from registration pursuant to Section 4(2) of the Act.

In connection with the sale of shares of Series A-1 Preferred Stock to the Investors, the Company entered into a voting agreement (the "Voting Agreement") with the Investors pursuant to which the Company has agreed that so long as the Investors own at least 50% of the Series A-1 Convertible Preferred Stock or the equivalent number of shares of Common Stock of the Company if converted, the Investors shall have the right to nominate up to three members of the Board of Directors of the Company. As of the date of this Report, the Investors have nominated David L. Warnock, and Donald W. Hughes as two of the members of the Board of Directors they are permitted to nominate. Messrs. Warnock and Hughes are incumbent directors on the Board. Pursuant to the Voting Agreement, certain executive officers who are stockholders of the Company have agreed that so long as the Investors own at least 833,333 shares of Series A-1 Preferred Stock of the Company, or the equivalent shares of Common Stock of the Company, if converted, at each meeting of stockholders for the purpose of electing directors, they will cast their eligible votes in favor of the nominees of the Investors. In addition, at each meeting of stockholders for the purpose of electing directors, the Investors have agreed to cast all of their eligible votes in favor of the directors nominated by the Company.

Equity Compensation Plans. At October 31, 2007, the Company had four equity compensation plans, each of which has been approved by the stockholders of the Company: (1) the Amended and Restated 1991 Stock Incentive Plan (under which no further incentive awards may be made); (2) the 2000 Stock Incentive Plan, as amended; (3) the Amended and Restated Directors Stock Option Plan, as amended, and (4) the Consultants Stock Incentive Plan. Effective November 1, 2007, the Board of Directors approved its 2007 Stock Incentive Plan which will be submitted to stockholders for approval at the Annual Meeting of Stockholders in 2008. For a description of each of the Company's equity compensation plans, please see "Executive Compensation, Stock Incentive Plans". The following table describes the equity securities of the Company issuable as of October 31, 2007 pursuant to the Company's equity compensation plans.

EQUITY COMPENSATION PLAN INFORMATION
AS OF OCTOBER 31, 2007

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	621,583	$3.16	174,825
Equity compensation plans not approved by security holders	--	--	--

Item 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Except for historical information, the material contained in this Management's Discussion and Analysis or Plan of Operation is forward-looking. For the purposes of the safe harbor protection for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995, readers are urged to review the list of certain important factors set forth in "Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995" below, which may cause actual results to differ materially from those described.

Company Background

For over thirty years, QAI has served the rapidly expanding education market. Approximately four years ago, the Company made the decision to focus its activities and efforts in the K-12 assessment arena. As a result, it marshaled its resources to build both its internal capacity as well as to make strategic acquisitions in order to round out its service offerings.

In Fiscal 2005, the Company acquired Achievement Data Inc., which enabled the Company to provide on-line web based assessments at a state-wide level. It also acquired in Fiscal 2005 Assessment and Evaluation Concepts, Inc. which expanded the Company's capabilities into the third party program evaluation field. In Fiscal 2006, the Company acquired Questar Educational Systems. With that acquisition, QAI can both manage large-state assessment programs as well as provide performance scoring activities.

As a consequence of these acquisitions QAI can now provide an end-to-end testing solution or a full range of assessment services to the education community.

RESULTS OF OPERATIONS

Effective June 2006, QAI combined the previously separately reported revenue categories of custom and proprietary since such reporting distinction is no longer representative of the Company's business.

Additionally, due to the inclusion of the QES revenues, QAI will be reporting Company revenues with QES and without QES. QES revenues are included beginning June 2006. The following table sets forth the revenues in each of these categories and the annual percentage change for each of these categories for Fiscal 2007 and 2006:

QAI Revenues Breakdown (in thousands of dollars) and % of Year-To-Year Change

	Fiscal Year Ended October 31,			
	2007		2006	
	$	% Change	$	% Change
Revenues without QES	$14,944	8%	$13,778	18%
QES Revenues	28,394	187%	9,908	n/a
Total Revenues	$43,338	83%	$23,686	103%

The following are selected ratios as a percentage of total revenues based on the Company's financial statements:

	Fiscal Year Ended October 31,	
	2007	2006
Total Revenues	100%	100%
Gross profit margins	49%	41%
Operating expenses:		
Selling expenses	6%	8%
Depreciation and Amortization	10%	4%
General & administrative	29%	33%
Income (loss) from operations	4%	(4)%
Other income (expense)	(2)%	(2)%
Income (loss) before income taxes	2%	(6)%
Income tax expense (benefit)	1%	(1)%
Net Income (loss) from operations	1%	(5)%

Fiscal 2007 As Compared To Fiscal 2006

Revenues. The Company's revenues for Fiscal 2007 were $43,338,154, representing an 83% increase, or $19,651,941 from $23,686,213 for Fiscal 2006. The overall increase was attributable to growth in the custom testing arena from both the acquisition of new customer contracts as well as increased revenue from existing customer contracts. Additionally, Fiscal 2007 included QES revenue for the entire twelve months but for only five months during Fiscal 2006. QAI revenue, exclusive of QES, grew 5% year over year from $13.8 million in Fiscal 2006 to $14.9 million in Fiscal 2007.

Cost of Goods Sold. Cost of goods sold increased by 58% or $8,124,070 from $14,053,208 in Fiscal 2006 to $22,177,278 in Fiscal 2007. As a percentage of revenue, cost of goods represented 59% of revenues in Fiscal 2006 and 51% of revenues in Fiscal 2007. The dollar increase in Cost of Goods Sold is directly attributable to the acquisition of QES which was completed during the third quarter of Fiscal 2006. In addition to QES' effect on Cost of Goods Sold in Fiscal 2006, the Company incurred charges ($747,680) related to the write off of certain non-performing products. This write off had the effect of increasing Cost of Goods Sold in Fiscal 2006 by 3%. The Company did not incur any write offs for non-performing products in Fiscal 2007.

Gross Profit. The Company's gross profit for Fiscal 2007 increased by $11,527,871, or 120%, from $9,633,005 in Fiscal 2006 to $21,160,876 in Fiscal 2007. The gross profit margin was 49% in Fiscal 2007 and 41% in Fiscal 2006. The Company determined in Fiscal 2006 that certain proprietary products were non-performing. Such products with a carrying value of $747,680 were written off in Fiscal 2006. This write off had a 3% negative effect on gross profit margins during Fiscal 2006. As the Company continues to bid and win larger custom assessment projects, the gross margin as a percentage of revenue may be less than the Company has historically realized, though the net gross profit amounts are likely to be larger. Gross margins from period to period may vary as project mix changes. The Company prepares detailed expense budgets by project; however, during the course of a project's life, work related scope changes may affect the overall total costs associated with such project.

Selling Expenses. The Company's selling expenses increased by $614,883, or 34%, from $1,801,973 in Fiscal 2006 to $2,416,856 in Fiscal 2007. Selling expense was 6% of revenues in Fiscal 2007 versus 8% in Fiscal 2006. The net effect of the QES acquisition in the third quarter of Fiscal 2006, and thus the inclusion of the related revenues from QES, increased total dollars spent on selling expenses though it decreased selling expenses as a percentage of revenue. The QES revenues do not generate the same level of selling expenses as a percentage of revenues compared to the revenues without QES. Revenues without QES include sales of the Company's proprietary products which require selling expenses associated with distributing product catalogs and paying commissions to sales associates. In Fiscal 2007, the Company expanded its business development team to include additional proposal-writing and intelligence-gathering resources to support its strategic initiative to increase custom testing revenues.

Depreciation and Amortization. The Company's depreciation and amortization expense increased by $3,244,035, or 331%, from $980,998 in Fiscal 2006 to $4,225,033 in Fiscal 2007. The increase in depreciation and amortization primarily relates to two factors. First, in the third quarter of Fiscal 2006, the Company acquired all the tangible assets of QES; thus, included in the Company's Fiscal 2007 depreciation expense is a full year's value of expense associated with the QES assets compared to Fiscal 2006 with only five such months of expense. Additionally, the Company recognized and recorded the amortization associated with certain intangible assets acquired in the QES acquisition (see Note 2 of the accompanying Consolidated Financial Statements). The amortization expense associated with these intangible assets in Fiscal 2007 is $2,617,198 compared to $421,163 in Fiscal 2006. Included in the Fiscal 2007 amortization expense is $311,484 due to the impairment of two customer contracts acquired from QES. The impairment resulted from the non-renewal of the projects following the close of the current project year in June 2007. Below is a schedule detailing the future quarterly amortization expense associated with these intangible assets:

Future Amortization Expense of QES Intangible Assets (through Fiscal 2009)

		Non-Competition Covenants	Customer Contracts	Total
Fiscal 2008	Q1	$26,305	$158,095	$184,400
	Q2	$26,305	$158,905	$184,400
	Q3	$26,305	$158,905	$184,400
	Q4	$26,305	$158,095	$184,400
Fiscal 2009	Q1	$26,305	$100,700	$127,005
	Q2	$26,305	$100,700	$127,005
	Q3	$26,305	$100,700	$127,005
	Q4	$26,305	$100,700	$127,005

General and Administrative. The Company's general and administrative ("G&A") expenses for Fiscal 2007 increased $5,015,903, or 65%, from $7,738,499 in Fiscal 2006 to $12,754,402 in Fiscal 2007. G&A expense was 29% of revenues in Fiscal 2007 versus 33% in Fiscal 2006. The infrastructure component of G&A costs increased significantly as a result of the acquisition of QES completed in the third quarter Fiscal 2006. Much of the overall year-over-year dollar increase in G&A is the result of recording a full twelve months of QES G&A activity as compared to Fiscal 2006 which recorded only five months. The Company expects in the near term total dollars expended on G&A to remain relatively flat when compared to Fiscal 2007.

Other Income (expense). Net other income (expense) increased from $(485,172) in Fiscal 2006 to ($839,899) in Fiscal 2007. Interest expense increased $411,909 in Fiscal 2007 compared with Fiscal 2006. As a the result of the acquisition of QES in Fiscal 2006, the Company incurred interest expense of $427,136 and $961,196 in Fiscal 2006 and 2007, respectively.

Net Income (Loss) and Income (Loss) per Share. The Company had a net loss of $(1,124,845) in Fiscal 2006 versus a net income of $304,071 in Fiscal 2007. The net income (loss) change of $1,428,916 from Fiscal 2006 compared to Fiscal 2007 is primarily the result of Fiscal 2007 including a full year of QES activity as well as Fiscal 2006 including a $747,680 charge to Cost of Goods Sold for non-performing products. The Company had basic and diluted loss per share of $(0.23) in Fiscal 2006 versus basic and diluted income per share of $.06 in Fiscal 2007. The basic and diluted weighted average shares outstanding were 4,802,835 in Fiscal 2006 versus 4,932,772 basic and 5,193,630 diluted weighted average shares outstanding in Fiscal 2007.

EBITDA. EBITDA is defined as earnings before interest expense, income tax expense, depreciation and amortization. EBITDA is not a measure of financial performance under accounting principles generally accepted in the U.S., or GAAP, and should not be considered an alternative to net income, or any other measure of performance under GAAP, or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. EBITDA has its limitations as an analytical tool, and you should not consider in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of EBITDA are:

- EBITDA does not reflect our cash used for capital expenditures;
- Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will have to be replaced and EBITDA does not reflect the cash requirements for replacements;
- EBITDA does not reflect changes in, or cash requirements for, our working capital requirements; and
- EBITDA does not reflect the cash necessary to make payments of interest or principal on our indebtedness.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to service our debt or to invest in the growth of our business. We compensate for these limitations by relying on our GAAP results as well as on our EBITDA. Our management believes that EBITDA is useful in evaluating our operating performance in relation to other companies in our industry because the calculation of EBITDA generally eliminates the effects of financings and income tax items that vary for different companies for reasons unrelated to overall operating performance.

In order to facilitate an understanding of the components of EBITDA and their effect on the results of operations, the following table is provided as a reconciliation of reported income from operations to EBITDA from operations.

EBITDA

	Fiscal 2007	**Fiscal 2006**
Income (loss) from Operations..................	$1,764,585	$ (888,465)
Depreciation & Amortization*....................	4,526,899	2,189,990
EBITDA from Operations..........................	$6,291,484	$1,301,525

** Included in Depreciation and Amortization above is amortization recorded in Cost of Goods Sold in the accompanying financial statements. These amounts were $301,866 and $1,208,992 in Fiscal 2007 and 2006, respectively.*

EBITDA was $6,291,484 for Fiscal 2007 versus $1,301,525 for Fiscal 2006. The increase in EBITDA is a direct result of the increase in income from operations. As described above, Fiscal 2007 EBITDA included an entire year of activity for QES compared to only five months in Fiscal 2006.

LIQUIDITY AND WORKING CAPITAL

Working Capital. Working capital increased by $2,542,612 during Fiscal 2007 from $2,002,054 at October 31, 2006 to $4,544,666 at October 31, 2007. The ratio of current assets to current liabilities was approximately 1.23 to 1.0 at the end of the Fiscal 2006 versus 1.84 to 1.0 at the end of Fiscal 2007. The increase in working capital dollars as well as the increase in the ratio is the result of including an entire year of QES activity in Fiscal 2007 compared with only five months in Fiscal 2006.

Cash Flow Provided by (Used in) Operating Activities. During Fiscal 2007, the Company had net cash provided in operating activities of $5,607,742, as compared to $(209,129) used by operating activities in Fiscal 2006. The increase in cash from operating activities resulted primarily from an increase in net income and a decrease in accounts receivable which was partially offset by a decrease in accounts payable and accrued expenses.

Cash Flow Used in Investing Activities. During Fiscal 2007, the Company had net cash used in investing activities of ($972,355) as compared to ($15,820,391) for Fiscal 2006. The cash used in investing activities during Fiscal 2007 was primarily the result of purchases of equipment which the Company utilizes in operations. The net cash used in investing activities in Fiscal 2006 was primarily because the Company made a strategic investment in QES which was financed through senior debt and a private equity investment.

Cash Flow Provided by (Used in) Financing Activities. The Company had net cash used in financing activities of ($3,011,554) for Fiscal 2007 as compared to net cash provided by financing activities of $15,529,178 for Fiscal 2006. The net cash used in financing activities in Fiscal 2007 resulted primarily from the payment of current principal due on long term debt associated with the acquisition of QES in Fiscal 2006. Additionally, in Fiscal 2007 the Company repaid the balance outstanding on the revolving credit agreement in the amount of $1,774,819. In Fiscal 2006 the Company financed a portion of the purchase price for QES from the issuance of shares of its Preferred Stock. As part of the acquisition of QES, the Company issued and sold to investors 1,666,667 shares of its Series A-1 Convertible Preferred Stock (valued at $7,500,000, based on a price of $4.50 per share), and issued to the former shareholders of QES 222,222 shares of Series A-2 Preferred Stock of the Company (valued at $1,000,000, based on a price of $4.50 per share). (See discussion under "Item 5-Market for Common Equity and Related Stockholders Matters.")

Long-term debt, operating leases, and other long-term obligations as of October 31, 2007 mature as follows:

		Payments Due			
Obligations	Total	0 -12 months	13 – 36 months	37 - 60 months	More Than 60 months
Long-term debt	$12,405,812	$1,848,187	$3,977,305	$6,580,320	$ –
Operating Leases	4,967,565	1,138,540	2,309,806	1,221,462	297,757
Interest payments (1)	2,299,663	839,758	1,265,131	234,774	–
Other long-term obligations(2)	1,820,615	1,555,615	265,000	–	–
TOTAL OBLIGATIONS	$21,493,655	$5,382,100	$7,817,242	$8,036,556	$297,757

(1) Relates to future interest payments due on long-term debt

(2) Relate to employment contracts in effect at the end of the current fiscal year.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, inventories, income taxes and loss contingencies. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies, among others, may be impacted significantly by judgment, assumptions and estimates used in the preparation of the audited Consolidated Financial Statements:

- Revenues from the Company's sale of its proprietary tests, including sales of the related ancillary materials, are recognized when the Company ships the physical product from its warehouse. Revenues from performance of assessment consulting and psychometric services under long-term contracts are recognized on the percentage-of-completion basis pursuant to the provisions of Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and Accounting Research Bulletin No. 45, "Long-Term Construction-Type Contracts". For each contract, the Company compares the costs incurred in the course of performing such contract during a fiscal period to the total estimated costs of full performance of the contract, and recognizes a proportionate amount of revenue for such period. The Company prepares detailed expense budgets by project, however during the course of a project's life, work related scope changes may affect the overall total costs associated with such project. If at any time during the course of a specific contract the estimated costs to complete a project increases, the result will be a reduction in gross profit and net income.

- Deferred tax assets are recorded based on the Company's projected future taxable income and the resulting utilization of the deferred tax assets. To the extent that the Company would not be able to realize all or part of its deferred tax assets in the future, a valuation allowance against the deferred tax assets would be necessary with a charge to income. A significant component of the Company's deferred tax assets is comprised of the future tax benefit to be realized by the deduction of intangible amortization against future taxable income. If in future periods, the ability of this amortization to serve as a tax asset becomes impaired, the corresponding result would be a reduction of the net deferred tax asset and an increase income tax expense.

- We test goodwill and other identifiable intangible assets for impairment either annually, as required for goodwill, or when changes in circumstances or an occurrence of events suggests impairment may have occurred. The test for goodwill impairment requires us to make several estimates about fair value, most of which are based on total market capitalization as compared to the carrying value of our net assets. If our total market capitalization is at or below the carrying value of our net assets, it may prompt us to engage a third-party valuation firm to perform a valuation of us or the questioned assets to assess whether our goodwill or other identifiable intangibles are impaired pursuant to SFAS 142. We consider our goodwill and other identifiable intangible asset impairment test estimates critical due to the amount of goodwill and other identifiable intangible assets recorded on our balance sheet and the judgment required in determining fair value amounts. The current value of goodwill and other identifiable intangible assets is a significant component of our total Company assets, and thus, any unexpected potential impairment(s) may have a material impact on net income.

- The process of writing and calibrating a test passage takes approximately two years, and all costs associated with the process are capitalized during this period. The test passage bank is principally comprised of payroll and payroll-related costs as well as freelance consulting costs expended in the development of test passages to be used in the Company's tests. Amortization of these costs begins once the development period has elapsed, which in most cases, represents the point in time at which the new test passage is placed into the test passage bank and becomes available to be utilized within the Company's existing tests, or the point in time at which a newly developed test becomes available for sale. Costs capitalized in connection with the development of passages used in the Company's DRP Test have been estimated to have a useful life of eleven years and, accordingly, are being amortized over an eleven-year period. Such amortization costs are included in the cost of goods sold in that period. Costs capitalized in connection with the development of passages used in all other of the Company's tests have been estimated to have a useful life of seven years and, accordingly, are being amortized over a seven-year period. The Company believes that the eleven and seven year estimates represent a fair estimate of the future economic benefit period to be realized for these costs however, if these estimates of the useful lives of test passages prove to be shorter periods, the Company would be required to accelerate the amortization of these passages, resulting in a reduction in income.

- The Company's stock based compensation plans are accounted for in accordance with the recognition and measurement provisions of Statement of Financial Accounting Standards ("FAS") No. 123 (revised 2004), Share-Based Payment ("FAS No. 123R"), which replaced FAS No. 123, Accounting for Stock-Based Compensation, and superseded Accounting Principles Board Opinion ("APB") No. 25; Accounting for Stock Issued to Employees; and related interpretations. FAS No. 123(R) requires compensation costs related to share-based payment transactions, including employee stock options, to be recognized in the financial statements. In addition, the Company adheres to the guidance set forth within Securities and Exchange Commission" ("SEC") Staff Accounting Bulletin" ("SAB") No. 107, which provides the Staff's views regarding the interaction between FAS No. 123(R) and certain SEC rules and regulations and provides interpretations with respect to the valuation of share-based payments for public companies.

Stock option compensation expense in 2007 is the estimated fair value of options granted during Fiscal 2007 and the remaining portion of any unvested and outstanding options granted prior to Fiscal 2007, amortized on a straight-line basis over the requisite service period for the entire portion of the award. The Company has not adjusted the expense by the amount the estimated fair value of options forfeited as indicated in FAS No. 123(R) since the forfeiture rate based upon historical data was determined to be immaterial.

SELECTED FINANCIAL DATA

The following tables summarize certain financial data for the operations of the Company for Fiscal 2007 and 2006, respectively. See "Financial Statements" in Item 7 below.

	Fiscal Year Ended October 31,	
	2007	2006
Income Statement Data:		
Operating revenues	$43,338,154	$23,686,213
Gross profit	21,160,876	9,633,005
Income (loss) from operations	1,764,585	(888,465)
Income (loss) before income taxes	924,686	(1,373,637)
Net income (loss)	304,071	(1,124,845)
Diluted income (loss) per share	$.06	$(0.23)

Balance Sheets:		
Current assets	$9,931,691	$10,827,084
Total assets	31,979,968	36,658,115
Current liabilities	5,387,025	8,825,030
Long-term liabilities	11,216,386	13,193,707
Total liabilities	16,603,411	22,018,737
Working capital	4,544,666	2,002,054
Stockholders' equity	15,376,557	14,639,378

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Certain statements contained in this Report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These are statements that do not relate strictly to historical or current facts. Such forward-looking statements involve known and unknown risks and uncertainties. The Company's actual actions or results may differ materially from those discussed in the forward-looking statements. These risk factors may include, but are not limited to:

- Rapid changes in (i) the technology used to administer standardized tests generally or market educational materials or (ii) the policy considerations that determine which test will be administered;
- Non-renewal of any of the Company's material state contracts;
- Deficits in state and school budgets;
- The loss of any significant customer;
- The ability of the Company to compete successfully with other providers of standardized tests (*see* "Description of Business--Competition", above);
- The ability of the Company to accommodate any changes in government regulation which may impact the marketability of its tests (see "Description of Business--Government Regulation" above);
- The ability of the Company to secure additional financing as, and when, necessary;
- The ability of the Company to retain the services of its key management and to attract new members of the management team;
- The ability of the Company to effect and retain appropriate patent, copyright, and trademark protection of its products; and
- Any decrease in the market for educational consulting services.

The Company undertakes no obligation to release publicly any revisions to its forward-looking statements or to reflect on events or circumstances after the date of this Report.

Item 7. **FINANCIAL STATEMENTS**

Explanatory Note

Financial information required by this item appears in the pages marked F-1 through F-32 at the end of this Report and are incorporated herein by reference as if fully set forth herein.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Item 8. **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

Item 8A. CONTROLS AND PROCEDURES

The Certifications required by Item 307 of Regulation S-B are set forth after the signatures to this Report.

(a) *Evaluation of disclosure controls and procedures.* As of the end of the most recent fiscal year covered by this Annual Report on Form 10-KSB, the Company evaluated the effectiveness of the design and operation of its "disclosure controls and procedures" ("Disclosure Controls"), and its "internal controls and procedures for financial reporting" ("Internal Controls"). This evaluation (the "Evaluation") was done under the supervision and with the participation of the Company's management, including Andrew Simon, the Company's Chief Executive Officer ("CEO") and James Williams, the Company's Chief Financial Officer ("CFO"). Rules adopted by the SEC require that in each periodic report filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company presents a conclusion about the effectiveness of the Company's Disclosure Controls and Internal Controls based on and as of the date of the Evaluation.

Disclosure Controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure Controls are also designed with the objective of ensuring that such information is collected and communicated to the Company's management, including the CEO and CFO, as appropriate to allow for timely decisions regarding required disclosure. Internal Controls are procedures which are designed with the objective of providing reasonable assurance that (1) the Company's transactions are properly authorized; (2) the Company's assets are safeguarded against unauthorized or improper use; and (3) the Company's transactions are properly recorded and reported, all to permit the preparation of our financial statements in conformity with generally accepted accounting principles.

The Company's management does not expect that the Company's Disclosure Controls or Internal Controls will prevent all errors and all fraud. Any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all future conditions; over time, control may become inadequate due to changes in conditions or the degree of compliance with policies or because of procedure deterioration. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

The Evaluation included a review of the controls' objectives and design, the controls' implementation by the Company and the effect of the controls on the information generated for use in this Annual Report. In the course of the Evaluation, we sought to identify data errors, control system problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken. This type of evaluation will continue to be done on a quarterly basis so that the conclusions concerning controls effectiveness can be reported in each quarterly Report on Form 10-QSB and the Annual Report on Form 10-KSB. The Company's Internal Controls are also evaluated on an ongoing basis by the Company's finance personnel and by the Company's independent auditors in connection with their audit and review activities. The overall goals of these various evaluation activities are to monitor the Company's Disclosure Controls and Internal Controls and to make modifications as necessary; it is the Company's intent in this regard that the Disclosure Controls and the Internal Controls will be maintained as dynamic systems change (including improvements and corrections) as conditions warrant.

Among other matters, the Company sought in the Evaluation to determine whether there were any "significant deficiencies" or "material weaknesses" in the Company's Internal Controls, or whether the

Company had identified any acts of fraud involving personnel who have a significant role in the Company's Internal Controls. This information was important both for the Evaluation generally and because items 4, 5 and 6 in the Section 302 Certification require that the CEO and CFO disclose that information to the Board's Audit Committee and to the Company's independent auditors and to report on related matters in this section of the Quarterly Report. In the professional auditing literature, "significant deficiencies" are referred to as "reportable conditions"; these are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in the financial statements. A "material weakness" is defined in the auditing literature as a particularly serious reportable condition where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and not be detected within a timely period by employees in the normal course of performing their assigned functions. The Company also sought to deal with other control matters in the Evaluation, and in case a problem was identified, we considered what revision, improvement and/or correction to make in accordance with on-going procedures.

An evaluation was carried out under the supervision and with the participation of the Company's management, including the CEO and the CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Based upon that Evaluation, the Company's CEO and CFO have concluded that the Company's disclosure controls and procedures were effective at the end of the period covered by this Annual Report and that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

(b) *Changes in Internal Controls.* There were no changes in the Company's Internal Controls in the Company's fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company's Internal Controls.

Item 8B. OTHER INFORMATION

None.

PART III

Item 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS AND CORPORATE GOVERNANCE; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

As of January 25, 2008, the directors and executive officers of the Company were as follows:

Name	Age	Position
Michael D. Beck	61	Director; Sr. Vice President, QAI; President, Chief Executive Officer, BETA
Steven R. Berger (1)(2)	52	Director
Donald W. Hughes(1)	57	Director
Roy Lipner *(beginning 11/1/2007)*	52	President and Chief Operating Officer, QAI
Martin Maleska(1)	63	Director
Theodore Naegeli	56	Director
Chris L. Nguyen(1)(2)	46	Director
Andrew L. Simon	65	Chairman of the Board of Directors, Chief Executive Officer, QAI
Linda G. Straley	51	Sr. Vice President and Secretary, QAI
Thomas G. Struzzieri(1)(2)	49	Director
David L. Warnock(2)	50	Director
James J. Williams	40	Chief Financial Officer, QAI

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

Each director shall hold office until the next annual meeting of the Company's stockholders or his or her resignation and until a successor is selected and qualified.

MICHAEL D. BECK was elected as a Director of the Company in March 1997 and has been Sr. Vice President of the Company since January 1997. Mr. Beck is also a Director and President and Chief Executive Officer of BETA. Since 1983, Mr. Beck has been President of BETA, which provides consulting and contractual services to school districts, state education departments, and test and textbook publishers. As of January 2, 1997, BETA became a wholly-owned subsidiary of the Company, and Mr. Beck continues to serve as the President of BETA. Mr. Beck has also provided consulting services on matters of educational research and assessment for various military, governmental, and commercial organizations. Mr. Beck received an A.B. from John Carroll University and an M.A. from Fordham University.

STEVEN R. BERGER was elected as a Director of the Company in March 1996, and he also serves on each of the Company's Compensation and Audit Committees. Mr. Berger is currently a shareholder in the law firm of Vedder Price P.C. in New York City. The Company has retained Vedder Price P.C. since October 2002 as its special securities counsel. Previously, Mr. Berger was a partner in the law firm of Salans from January 1989 through September 2002. Salans acted as special securities counsel to the Company from January 1995 through September 2002. Mr. Berger received an A.B. from Harvard University and a J.D. from Harvard Law School.

DONALD W. HUGHES was elected as Director in June 2001. Since July 2001, Mr. Hughes has served on, and is Chairman of, the Company's Audit Committee. Since 1999, Mr. Hughes has served as Executive Vice President and Chief Financial Officer of Camden Partners, Inc. and is a member and, the Chief Financial Officer of Camden Partners Holdings, LLC, each of which is an affiliate of Cahill Warnock. Mr. Hughes has served as an officer of Cahill Warnock since February 1997, and is a General Partner and Chief Financial Officer of Cahill Warnock. Prior to joining Cahill Warnock in February 1997, Mr. Hughes had served as Vice President, Chief Financial Officer, and Secretary of Capstone Pharmacy Services, Inc. from December 1995, and as Executive Vice President and Chief Financial Officer of Broventure Company, Inc., a closely-held investment management company, from July 1984 to November 1995. Mr. Hughes also serves on the board of New Horizons International, Inc. Mr. Hughes received a B.A. from Lycoming College and an M.S.F. from Loyola College in Maryland, and is a Certified Public Accountant.

ROY LIPNER was appointed President and Chief Operating Officer effective November 1, 2007. He spent seven years at Kaplan Professional Publishing & Education, most recently as President and Chief Executive Officer. Kaplan provides testing, test preparation, and a variety of adult continuing education products, professional certification and pre-licensing services. Mr. Lipner also served as Chief Operating Officer for the Kaplan Financial business unit. Before joining Kaplan, Lipner was vice president and general manager of National Computer Systems' workforce development group, which created, introduced and implemented interactive testing and employee recruiting using web-based technology. He has also held senior international management positions overseeing technology systems at Canon, Inc. and Bell & Howell. Lipner received his MBA from Nova Southeastern University and his B.A. in International Relations from Florida International University.

MARTIN MALESKA was elected as Director in March 2007. Mr. Maleska has been in the publishing industry since 1980. In 2005, he organized Riverstone Partners as a consulting firm. Previously, Mr. Maleska served as the Senior Vice President for Acquisitions at Maxwell/Macmillan, President of the International and Professional Groups at Simon & Schuster, a managing director and principal at Veronis Suhler Stevenson, and the CEO of the business to business Magazine and Training Divisions of Primedia. Mr. Maleska currently serves on the Boards of Directors of CCC Information Services, Source Media Inc., Network Communications Inc., Executive Development Associates and RFID Journal. He also is a member of the board of Advisors of the NYU Publishing Program.

THEODORE NAEGELI was elected as a Director in September 2006. Mr. Naegeli is one of the founders of Questar Educational Systems, Inc. and served as its CEO from its inception until its sale to QAI in May 2006. In addition to those duties, he has served as President of Questar Data Systems, Inc. since 1991. In addition, Mr. Naegeli also served as President of National Business Systems, Inc. (NBS) from 1994 to 2001. He was CFO of NBS prior to taking over the presidency. Mr. Naegeli worked as a CPA in public accounting prior to joining NBS. He holds a B.S. in Accounting from the University of Minnesota.

CHRIS L. NGUYEN was elected as a Director at the Annual Stockholders Meeting of the Company in April 2004. Mr. Nguyen was a senior executive with Sylvan Learning Systems from 1989 to 1996. During his tenure at Sylvan, Mr. Nguyen was COO of Sylvan's computer-based testing division, Sylvan Prometric. From 1996 through 2001, Mr. Nguyen was President and CEO of Caliber Learning Network, a publicly-traded company specializing in distance learning services for adults. Currently, Mr. Nguyen is the principal and owner of Dynanet Consulting Services, LLC. Dynanet provides management consulting and technology development services to companies within the education and testing markets. Mr. Nguyen received a B.A. from Johns Hopkins University.

ANDREW L. SIMON was elected as Director and as President in March 1995. Mr. Simon serves as Chairman of the Board of Directors. Mr. Simon is also a Director and Secretary of BETA. He served as Interim President of QAI from June 1994 through March 1995. He was a founder of the Company and previously served as a Director from 1976 to 1991 and has acted as a financial consultant to the Company since its inception in 1976. From 1983 to 1986, he was a Vice President/Marketing Division Head in the Private Clients Group at Bankers Trust Company. He also served as Vice President at Citibank, NA, where he held a number of senior marketing and sales positions, from 1980 to 1983. Prior to 1980, Mr. Simon served as Marketing Director for several consumer package goods companies including Norcliff-Thayer and Lederle Laboratories. He holds an M.B.A. from Columbia University and a B.A. from Washington University. Mr. Simon is a director of The Hudson Valley Trust.

LINDA G. STRALEY was elected as a Director of the Company and has been Sr. Vice President since June 1994. From June 1994 through March 1995, she was Chairman of the Board of Directors. She has been Secretary since August 1992 and, from 1984 to 1994, she served as director of DRP Services for the Company. Ms. Straley received a B.A. in Education from Bethany College and an M.S. in Educational Psychology and Statistics from the State University of New York. Ms. Straley elected not to stand for re-election as a director in 2007; however, she continues to serve as Sr. Vice President of QAI.

THOMAS G. STRUZZIERI was elected a Director of the Company in June 2000. He serves on each of the Company's Audit and Compensation Committees. Mr. Struzzieri is the owner of Horse Shows In The Sun (HITS). Based in Saugerties, New York, HITS produces horse shows in California, Florida, Virginia, New York, and Arizona. Mr. Struzzieri is a director of the United States Equestrian Federation, and is a founding member and a director of the United States Hunter/Jumper Association. He also serves on the Board of Directors of the United Way of Ulster County and the Ulster County Development Corporation, and is a member of the SUNY Ulster County Community College Board of Trustees. Mr. Struzzieri is a member of the Chamber of Commerce of Ulster County as well as the Business and Community Leaders' Advisory Committee of the Institute of Ecosystem Studies. Mr. Struzzieri attended Vassar College.

DAVID L. WARNOCK was elected as a Director of the Company in October 1998 and, since that time, he has also served on the Company's Compensation Committee. Since 1999, Mr. Warnock has been President and Chief Executive Officer of each of Camden Partners, Inc. and Camden Partners Holdings, LLC, each of which is an affiliate of Cahill Warnock. Mr. Warnock is a founding partner of Cahill, Warnock & Company, LLC, an asset management firm established in 1995 to invest in small public companies. From 1983 to 1995, Mr. Warnock was with T. Rowe Price Associates in senior management positions, including President of the corporate general partner of T. Rowe Price Strategic Partners and T. Rowe Price Strategic Partners II, and as the Executive Vice President of T. Rowe Price New Horizons fund. Mr. Warnock also serves on the Boards of Directors of Bridges Learning Systems, The National Alliance to End Homelessness, the Center for Fathers, Families and Workforce Development, Nobel Learning Communities, Inc., Horizons International, Inc., Camden Learning Corporation and American Public Education, Inc. Mr. Warnock received a B.A. in History from the University of Delaware and a Masters in Finance from the University of Wisconsin.

JAMES J. WILLIAMS was appointed Chief Financial Officer of QAI in June 2006. Prior to his employment at QAI, Mr. Williams held senior financial and operational roles for Tech Depot, one of the major subsidiaries of Office Depot, an industry leader in the distribution and sale of office supply products. Prior to his position at Office Depot, Mr. Williams was the Chief Financial Officer for 4SURE.com, a privately held organization specializing in the sale of technology products to businesses and public institutions. From 1993 through 1999, Mr. Williams held senior financial positions within Daymon Associates, Inc. and Louis Vuitton Moet Hennessey (LVMH). Mr. Williams holds a degree in Accounting from Pace University. He is a certified public accountant (CPA) with memberships in the New York State Society Certified Public Accountants (NYSSCPA) and the American Institute of Certified Public Accountants (AICPA).

Item 10. EXECUTIVE COMPENSATION

The following table shows compensation for services rendered to the Company during Fiscal 2007 by the Chief Executive Officer of the Company, the Senior Vice President of QAI, and the Chief Financial Officer of the Company. Each executive officer serves under the authority of the Board of Directors.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($) (5)	Stock Awards ($) (5)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings ($)	All Other Compen-sation ($)	Total ($)
Andrew L. Simon, President and Chief Executive Officer	2007	350,000	24,500	45,500	13,673	--	--	19,500(1)	453,173
Michael D. Beck, Sr. Vice President, QAI; President and Chief Executive Officer, BETA	2007	200,000	14,000	26,000	5,469	--	2,368	20,156(2)	267,993
James J. Williams, Chief Financial Officer. QAI	2007	250,000	17,500	32,500	19,689	--	--	7,800(3)	327,489

(1) Includes: contributions to the Company's 401(k) and Pension Plan of $11,250, and $8,250 for a company car.
(2) Includes: contributions to the Company's 401(k) and Pension Plan of $11,250 and $8,906 for a company car.
(3) Includes: $7,800 for a company car.
(4) Represents the dollar amount of expense recognized for financial statement reporting purposes with respect to 2007 attributable to stock options in accordance with SFAS 123(R) but with no discount for estimated forfeitures.
(5) Bonuses with respect to Fiscal 2007 were awarded 65% in restricted stock (based on a closing price of $5.00 per share at October 31, 2007) and 35% in cash award.

There were no grants of any options or other stock awards in Fiscal 2007 to any of the executive officers named in the Summary Compensation Table.

Outstanding Equity Awards At Fiscal Year End

The following table summarizes for each Named Executive Officer the number of shares of common stock subject to outstanding equity awards as well as the value of such awards that were unexercised or that have not vested at October 31, 2007.

	Option Awards				Stock Awards	
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable (1)**	**Number of Securities Underlying Unexercised Options (#) Unexercisable (1)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock that have not Vested (#)**	**Market Value of Shares or Units of Stock that have not Vested ($)**
Andrew L. Simon	19,625	0	$4.25	3/27/2008	0	0
	21,875	0	$2.88	11/3/2008		
	20,000	0	$1.67	2/7/2010		
	20,000	0	$0.46	1/10/2012		
	10,000	0	$0.65	1/24/2013		
	20,000	0	$2.10	1/22/2014		
	20,000	0	$3.15	1/21/2015		
	16,667(2)	33,333	$4.50	6/1/2016		
Michael D. Beck	13,750	0	$4.25	3/27/2008	0	0
	13,750	0	$2.88	11/3/2008		
	12,000	0	$1.67	2/7/2010		
	12,000	0	$2.10	1/22/2014		
	12,000	0	$3.15	1/21/2015		
	6,667(2)	13,333	$4.50	6/1/2016		
James J. Williams	0(2)	33,333	$4.50	6/26/2016	0	0

(1) The numbers and amounts in the table above represent shares of common stock subject to options granted by the Company that were unexercised as of October 31, 2007.

(2) Commencing in Fiscal 2006, all options granted pursuant to the Company's stock incentive plans were subject to a three-year vesting schedule.

Option Exercises in Fiscal 2007

The following table shows the number of stock option awards exercised by each named executive officer in Fiscal 2007 and the value realized on exercise.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Andrew L. Simon	4,290	$13,402	0	0
Michael D. Beck	31,250	$127,375	0	0
James J. Williams	8,402	$4,564	0	0

(1) Represents the aggregate dollar amount realized by the named executive officer upon exercise of one or more stock options during Fiscal 2007. The dollar amount reported represents the number of shares acquired on exercise multiplied by the difference between the market closing price of our common stock on the exercise date and the exercise price of the option.

2006 Non-Qualified Deferred Compensation

The following table summarizes information about non-qualified deferred compensation contributions and distributions made during Fiscal 2007 with respect to the Company's named executive officers:

Name	Executive Contributions in Last Fiscal Year[1] ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Michael D. Beck	$66,667	0	$2,368	0	$69,035

(1) See "Compensation Discussion and Analysis—Deferred Compensation Plan" for a description of the terms of Company's income deferral plan for executive officers.

Employment Contracts

On March 1, 1996, the Company entered into an employment agreement with Andrew L. Simon and Linda G. Straley, pursuant to which the Company agreed to employ Mr. Simon and Ms. Straley, and both of Mr. Simon and Ms. Straley agreed to remain, as the Company's President and Chief Executive Officer, and Sr. Vice President, respectively, for a term of three years, subject to automatic yearly extensions and certain rights of termination as provided in each respective agreement.

As of January 2, 1997, the Company entered into an employment agreement with Michael D. Beck, pursuant to which the Company agreed to employ Mr. Beck, and Mr. Beck agreed to remain, as Sr. Vice President of QAI and President and Chief Executive Officer of BETA for a term of three years, subject to automatic yearly extensions and certain rights of termination as provided in such agreement.

In the employment agreements with each of Messrs. Simon and Beck and Ms. Straley, the Company has agreed to provide certain benefits and protections to such executive officers in connection with a change of control of the Company. The agreements provide that upon the occurrence of a change of control (as defined in each agreement) and the termination of such executive's employment agreement, each such executive officer would be awarded a lump sum bonus equal to one and one-half times such executive officer's base salary, plus such executive's highest annual bonus during the preceding three fiscal years, such lump sum bonus to be paid for each of three years following termination of employment following a change in control.

In June 2006, the Company entered into an employment agreement with James J. Williams as Chief Financial Officer of QAI for a two-year term subject to early termination notices given by either party prior to the expiration of the current term. Pursuant to such employment agreement, Mr. Williams will be paid an annual base salary of $250,000, receive an annual car allowance of $7,800, and will be eligible to receive annual incentive bonus. As condition of his employment, Mr. Williams was paid a $50,000 bonus in November 2006. Mr. Williams was granted 50,000 options to purchase shares of the Company's Common Stock pursuant to the Company's stock option plan, at an exercise price of $4.50 per share, subject to a three-year vesting schedule.

In November 2007, the Company entered into an employment agreement with Roy Lipner as President and Chief Operating Officer of QAI. Mr. Lipner's employment is at will, though it is anticipated that, subject to certain conditions set forth in the agreement, Mr. Lipner will be named as Chief Executive Officer of the Company upon completion of twelve to eighteen months of continued employment by the Company. Mr. Lipner will be paid an annual base salary of $300,000, and is eligible, subject to completion of continued employment, to receive a bonus of $200,000, one portion of which is payable within 90 days following the commencement of his employment, and one portion of which is payable no later than March 31, 2008. Mr. Lipner is also eligible to participate in the Company's bonus program available to senior management of the Company. Mr. Lipner was granted options to purchase 97,000 shares of the Company's Common Stock pursuant to the Company's 2000 Stock Incentive Plan, as amended, with an exercise price of $5.00 per share, the closing sale price on November 1, 2007, subject to vesting in equal annual one-third installments. In addition, on the date of commencement of his employment, Mr. Lipner was granted a restricted stock award for 23,000 shares, valued at $115,000, subject to vesting in equal annual one-third installments.

Generally, each employee of the Company has agreed to the assignment to the Company of the employee's rights to any inventions relating to the Company's business or interests which were conceived both prior to and during the period of employment and, except under certain specified conditions, the Company's employees are prohibited from competing for one year with the Company in areas in which he or she was employed.

Stock Incentive Plans

The Board of Directors of the Company adopted the 1991 Stock Option Incentive Plan (the "Option Plan") on August 25, 1991 in order to attract and retain qualified personnel, the Option Plan was approved by the stockholders on August 25, 1991. The Board of Directors adopted the Amended and Restated 1991 Stock Option Incentive Plan (the "Amended Option Plan") in February 1996, the Amended Option Plan amended and restated the Option Plan and was approved by the stockholders of the Company on March 29, 1996. Under the Amended Option Plan, options to purchase up to 625,000 shares of Common Stock were made available to be granted to employees, officers, directors and consultants of the Company. The Amended Option Plan terminated in 2001, after which no further options or stock awards can be issued under the Amended Option Plan; all options and other stock awards outstanding under the Amended Option Plan at the termination date shall continue to be outstanding and may be exercised in accordance with their respective terms, until such options or other stock awards expire by their terms.

The Board of Directors of the Company adopted the 2000 Stock Incentive Plan (the "2000 Plan") in February, 2000. The stockholders of the Company approved the 2000 Plan at the Company's Annual Meeting of Stockholders held on March 31, 2000. Under the 2000 Plan, options or other stock awards with respect to up to 300,000 shares of the Company's Common Stock may be granted to employees, officers, directors and consultants of the Company. In addition, any options outstanding under the Amended Plan, which expire after the adoption of the 2000 Plan, are added to the number of shares available under the 2000 Plan. The terms of the 2000 Plan are substantially identical to the terms of the Amended Option Plan, except for provisions with respect to the number of shares which may be issued under the 2000 Plan and the expiration date of the 2000 Plan. At the Annual Meeting of Stockholders held on April 29, 2005, the stockholders approved an amendment to the 2000 Plan increasing by 200,000 the number of shares eligible to be issued pursuant to the 2000 Plan.

Each of the Amended Option Plan and the 2000 Plan (collectively, the "Option Plans") is administered by the Compensation Committee of the Board of Directors (the "Committee"). Subject to the terms of the Option Plans, the Committee is authorized to select optionees and determine the number of shares covered by each option and its other terms. The exercise price of stock options granted under the Option Plans may not be less than the fair market value of the Company's Common Stock on the date of the grant. In general, options become exercisable after the first anniversary of the date of grant. Effective for options granted under the 2000 Plan in Fiscal 2006 and thereafter, such options will become exercisable in three equal annual installments following the grant date. The period within which any stock option may be exercised cannot exceed ten years from the date of grant. Options held by a terminated employee expire three months after termination except in the event of death, disability, or termination for cause. No one participant may receive, in any one fiscal year, awards under the Option Plans which would entitle the participant to receive more than 50,000 shares.

The following table summarizes the options granted, exercised and cancelled or expired under the Amended Option Plan and the 2000 Option Plan during the preceding three fiscal years:

	Fiscal 2007	Fiscal 2006
Options granted	25,500	142,500
Options exercised	220,645	70,210
Restricted shares awarded	--	--
Options canceled/expired	625	51,025

As of October 31, 2007, options to purchase up to an aggregate of 377,633 shares were outstanding under the 2000 Plan. As of October 31, 2007, options to purchase up to an aggregate of 146,450 shares were outstanding under the Amended Option Plan.

The Board of Directors of the Company adopted the 2007 Stock Incentive Plan, effective November 1, 2007. The 2007 Stock Incentive Plan will be submitted for approval by the Company's stockholders at the 2008 Annual Meeting of Stockholders.

Deductibility of Executive Compensation

The Internal Revenue Code limits the allowable tax deduction that may be taken by the Company for compensation paid to the Chief Executive Officer and the other highest paid executive officers required to be named in the "Summary Compensation Table." The limit is $1 million per executive per year, although compensation payable solely based on attaining performance goals is excluded from the limitation. The Company believes that all Fiscal 2007 compensation of executive officers is fully tax deductible by the Company.

Compensation Discussion and Analysis

The Company's executive compensation policies are established by the Compensation Committee of the Board of Directors (the "Committee"). The Committee oversees executive compensation and related matters and administers the Company's benefit programs for its senior executives. The Committee is comprised entirely of non-management directors; Messrs. Berger, Nguyen, Struzzieri and Warnock. The Committee is responsible for reviewing the compensation of the Company's chief executive officer and making recommendations regarding his compensation for approval to the full Board, as well as setting the compensation and benefit policies and programs for the Company's other executive officers. The Committee also advises and assists management in formulating policies regarding overall compensation.

Executive Compensation Policies and Objectives. The Company's compensation policies are designed to align the interests of the Company's executives with those of the Company's stockholders. Through its policies, the Company seeks to improve profitability and long-term stockholder value by rewarding its executives based on criteria set for individual and corporate performance. The compensation program and policies also are designed to aid in the attraction, motivation and retention of key personnel. The Committee considers all elements of compensation when determining individual components of pay. The Company strives to pay its executive officers a salary that is in line with companies in the same industry of comparable size and resources.

Performance Criteria. Under the direction of the Compensation Committee, the chief executive officer's performance goals are based on a combination of objective and subjective performance criteria. Objective criteria include the growth in revenues, EBITDA and booked revenues. Subjective criteria include strategy, leadership, ethics, effectiveness and execution of strategic initiatives. Booked revenues mean long-term contracts which have been awarded to the Company but which have not yet been fully performed.

The performance goals of the other senior executives are set by the chief executive officer, after discussions with the Committee. These goals are based upon both corporate and personal performance. Corporate goals are based upon achievement of the same earnings and growth targets as for the chief executive officer. Individual performance goals are based upon a combination of personal objective and subjective performance criteria.

Base Salary. In considering annual base salary increases, the Committee, in conjunction with the chief executive officer and chief operating officer, reviews the performance of each of its senior executives individually.

Cash Incentive Compensation. Cash incentive compensation is based on both corporate goal achievement and individual performance. Bonuses paid will be at, above or below the target percentage depending upon the degree to which individual and corporate goals are met. The target percentage for Incentive Compensation is reviewed annually by the Committee, and for Fiscal 2007, the target percentage was 20%. The Committee awarded bonuses at the target percentage for Fiscal 2007 on the basis of the Company's achievement of non-monetary objectives of integration of QES into the Company's operations, the realignment of the Company's operations, and management of the bidding process on RFPs. Even though those accomplishments did not translate into an improved profit performance over Fiscal 2006, the Committee believes that the Company is now well-positioned for future growth. Commencing with Fiscal 2008, the Compensation Committee is formalizing a bonus compensation plan including specified objective measures for assessing the performance of the Company's senior executives.

Equity-Based Incentive Compensation. Through Fiscal 2007, senior executives were eligible to receive awards under the Company's 2000 Plan. At its discretion, the Committee approves any grant to the chief executive officer and other senior executives of stock-based awards under the 2007 Plan. The Committee considers recommendations from the chief executive officer regarding awards for the other senior executives. The Committee bases the awards on past performance and the expectation that each executive officer's future performance will positively impact stockholder value. For Fiscal 2007, the overall target bonus for senior executives was divided into two components: 65% to be paid in restricted stock grants based on the closing price of $5.00 per share on October 31, 2007, and the balance in cash. Effective, November 1, 2007, the Board of Directors approved the 2007 Stock Incentive Plan, and subject to stockholders approval of the 2007 Plan at the 2008 Annual Meeting of Stockholders, future equity-based compensation will be awarded under the 2007 Stock Incentive Plan.

Compensation of Chief Executive Officer. For the fiscal year ended October 31, 2007, Mr. Simon received a base salary of $350,000. The Committee based Mr. Simon's salary on the salaries of chief executive officers at comparable companies and on other criteria. The Committee also awarded a bonus of $70,000 to Mr. Simon with respect to Fiscal 2007, payable partly in restricted shares and partly in cash. The Committee believes that Mr. Simon provided excellent leadership and direction in this transitional year of integration and restructuring, and played a significant role implementing the Company's long-term growth strategic plan.

Compensation of Other Executive Officers. Each of the Company's other executive officers receiving an annual base salary that may be reviewed and increased at the discretion of the Committee, and an annual bonus to be determined in and payable at the Committee's discretion. The Committee reviews the performance of each executive by evaluating the achievement of corporate and personal objectives. The Committee will consider the effect of significant corporate developments and initiatives in evaluating overall corporate performance for 2008 and may grant discretionary annual bonus and awards of stock options and restricted stock based upon the Committee's evaluation of each executive's performance.

Deferred Compensation Plan. In December 2006, the Board adopted and approved an executive deferred compensation plan. The primary purpose of this plan is to provide a deferred compensation arrangement to executives with respect to employee-elective deferrals and discretionary Company-provided contributions. The deferred compensation plan is intended to be a "nonqualified deferred compensation plan" as such term is defined and used under Internal Revenue Code Section 409A, and thus such plan is intended to be subject to and fully compliant with Code Section 409A. Notwithstanding anything contained in the plan to the contrary, the Committee has full authority to operate the plan and to override any provision in the plan in order for the plan to be fully compliant – both in form and in operation – with Code Section 409A.

Directors Compensation

The Board of Directors of the Company adopted the Directors Plan in February 1996 in order to aid the Company in attracting, retaining and motivating independent directors, the Directors Plan was approved by the stockholders of the Company on March 29, 1996. The Directors Plan initially authorized awards up to an aggregate of 25,000 shares of Common Stock. In February 2000, the Board of Directors approved an amendment to the Directors Plan increasing to 75,000 the number of shares which may be the subject of stock options under the Directors Plan. The stockholders of the Company approved such amendment at the Annual Meeting of Stockholders on March 31, 2000. At the Annual Meeting of Stockholders held on April 29, 2005, the stockholders approved amendments to the Directors Plan to increase by 75,000 the number of shares eligible to be issued pursuant to the Directors Plan and to extend the expiration date of the Directors Plan from March 2006 to April 30, 2010. Under the Directors Plan, non-qualified stock options to purchase up to 150,000 shares of Common Stock may be granted to non-employee directors of the Company, which options are granted automatically at the times and in the manner stated in the Directors Plan.

Subject to the terms of the Directors Plan, each non-employee director receives 5,000 options on the day he/she first is elected to the Board of Directors, and 2,500 options on the date of each annual meeting of the stockholders of the Company, provided he/she is re-elected to the Board of Directors. The exercise price of stock options granted under the Directors Plan is the fair market value of the Company's Common Stock on the date of grant. The options become exercisable after the first anniversary of the date of grant and the term of the option cannot exceed ten years. Effective in Fiscal 2006, options granted under the Directors Plan become exercisable in three equal annual installments following the grant date. On April 19, 2007 the Company granted 20,000 options under the Directors Plan. As of October 31, 2007, an aggregate of 97,500 options were outstanding under the Directors Plan.

Commencing with Fiscal 2007 each independent Director will receive, in addition to the annual stock option grant as prescribed by the Directors Plan, a monetary compensation award of $2,500 each fiscal quarter.

The following table sets forth information regarding the fees paid and options and stock awarded to the Company's directors during Fiscal 2007, other than directors who are named executive officers.

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards(1) ($)	All Other Compensation ($)	Total ($)
Steven R. Berger	--	--	$4,722	--	$4,722
Donald W. Hughes	--	--	$4,722	--	$4,722
Martin Maleska	$7,500	--	$4,709	--	$12,209
Theodore Naegeli	--	--	$4,722	--	$4,722
Chris L. Nguyen	$7,500	--	$4,722	--	$12,222
Thomas G. Struzzieri	$7,500	--	$4,722	--	$12,222
David L. Warnock	--	--	$4,722	--	$4,722

(1) Represents the dollar amount of expense recognized for financial statement reporting purposes with respect to Fiscal 2007 attributable to stock options in accordance with SFAS 123(R) but with no discount for estimated forfeitures.

The following are the option awards outstanding for each director listed above as of October 31, 2007:

Name	Outstanding Option Awards
Steven R. Berger	13,125
Donald W. Hughes	20,000

Martin Maleska	7,500
Theodore Naegeli	2,500
Chris L. Nguyen	12,500
Thomas G. Struzzieri	22,500
David L. Warnock	12,500

Other Plans

Consultants Stock Incentive Plan. In March 1997, the Board of Directors of the Company adopted the Consultants Plan, pursuant to which options to purchase up to 50,000 shares of Common Stock may be granted to consultants to the Company. The Consultants Plan is administered by the Board of Directors of the Company. Subject to the terms of the Consultants Plan, the Board is authorized to select optionees and determine the number of shares covered by each option and certain of its other terms. In general, the exercise price of stock options granted under the Consultants Plan is the fair market value of the Company's Common Stock on the date of the grant; however, the Board has the discretion to use another method of valuation if it determines that such other valuation is warranted. In general, options become exercisable six months from the date of grant, although the Board has discretion to set either longer or shorter vesting periods. The period within which any stock option may be exercised cannot exceed ten years from the date of grant. If a consultant's association with the Company is terminated prior to the end of its agreed term, all unexercised, deferred and unpaid awards shall be canceled immediately, except in the event of the Consultant's death or disability. As of October 31, 2007, no options were outstanding under the Consultants Plan.

Profit Sharing Plan. The Company has a qualified 401(k) Profit Sharing Plan. For fiscal years ended before November 1, 2000, the 401(k) Plan allowed eligible employees to contribute up to 15 percent (15%) of income through Company contributions and a salary reduction mechanism. Company contributions to the 401(k) Plan are optional and accrue at the discretion of the Board of Directors. Effective November 1, 2000, the Company amended the 401(k) Plan to provide a matching component under the 401(k) Plan of up to five percent (5%) of each eligible employee's compensation. In addition, the eligibility requirements were amended to provide that an employee is not eligible until completing twelve months, or one thousand hours, of employment, and may only enter the 401(k) Plan at specified entry dates.

Money Purchase Pension Plan. In October 1991, the Company adopted a Money Purchase Pension Plan, which has been qualified by the Internal Revenue Service. Under this Plan, for fiscal years ended before November 1, 2000, the Company was required to make an annual contribution to the Plan equal to ten percent (10%) of each eligible employee's compensation. Effective November 1, 2000, the Company amended the Plan to exclude highly compensated employees and to reduce the contribution to five percent (5%) of each eligible employee's compensation. In addition, the eligibility requirements were amended so that an employee is not eligible until completing twelve months, or one thousand hours, of employment and may only enter the Pension Plan at specified entry dates.

Questar Educational Systems, Inc. Retirement Savings Plan. In connection with the acquisition of Questar in Fiscal 2006, the Company assumed the existing employee's retirement plan. Questar has a qualified 401(k) Profit Sharing Plan. The Company matches 100 percent of the first $250 of each employee's contributions, then 50 percent of contributions thereafter up to a maximum of $2,500 or 2.5 percent of employee earnings, whichever is reached first. Eligibility requirements are a minimum of 18 years of age with at least six months of service with the Company.

For Fiscal 2007 and 2006, the Company's retirement costs totaled $428,855 and $368,501 respectively.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and persons who own beneficially more than ten percent of the Company's outstanding common stock to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of common stock and other securities of the Company on Forms 3, 4 and 5, and to furnish the Company with copies of all such forms they file. Based on a review of copies of such reports received by the Company, all of the Company's directors and officers timely filed all reports required with respect to Fiscal 2007.

Item 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, as of January 25, 2008, by (i) each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock; (ii) each of the Company's officers and directors; and (iii) all officers and directors as a group.

As of January 25, 2008, there were 3,084,443 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote per share. As of January 25, 2008, the Company had issued 1,666,667 shares of Series A-1 Preferred Stock and 222,222 shares of Series A-2 Preferred Stock. Each such share of Preferred Stock has one vote per share, voting together with the Common Stock as a single class. In addition, there are 1,111,111 shares of Series A-2 Preferred Stock which are held in escrow and are not entitled to vote until released from escrow. (See "Item 5, Market for Common Equity and Related Stockholder Matters, Acquisition of QES".)

Name and Address of Beneficial Owners and Directors and Officers	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
5% Beneficial Owners:		
Cahill, Warnock Strategic Partners Fund, L.P. c/o Cahill, Warnock & Co., LLC 500 East Pratt Street, Suite 1200 Baltimore, MD 21202	592,849[1]	19.2%
Camden Partners Strategic Fund III, L.P. c/o Camden Partners Strategic Manager, LLC 500 East Pratt Street, Suite 1200 Baltimore, MD 21202	1,600,167[2]	34.2%
Midsouth Investor Fund L.P. 1776 Peachtree St., N.W. Suite 412 North Atlanta, GA 30309	215,000	7.0%
Kevin Gruneich 12 White Pine Canyon Road Park City, UT 84060	185,600	6.0%
Officers and Directors		
Michael D. Beck 4 Hardscrabble Heights Brewster, NY 10509	205,542[3]	6.5%
Steven R. Berger 1633 Broadway New York, NY 10019	8,958[4]	*
Donald W. Hughes 500 East Pratt Street, Suite 1200 Baltimore, Maryland 21202	2,308,199[5]	48.4%
Roy Lipner *(employment commenced 11/1/07)* 4 Hardscrabble Heights Brewster, New York 10509	--[6]	*
Martin Maleska 401 E. 60th Street New York, New York 10022	1,000[7]	*

Theodore Naegeli 2905 West Service Rd. Egan, MN 55121	43,488[8]	1.4%
Chris L. Nguyen 8600 LaSalle Road Towson, Maryland 21288	8,333[9]	*
Andrew L. Simon 4 Hardscrabble Heights Brewster, NY 10509	257,134[10]	8.0%
Linda G. Straley 4 Hardscrabble Heights Brewster, NY 10509	123,307[11]	3.9%
Thomas G. Struzzieri 319 Main Street Saugerties, NY 12477	23,333[12]	*
David L. Warnock 500 East Pratt Street, Suite 1200 Baltimore, Maryland 21202	2,310,074[13]	48.5%
James J. Williams 4 Hardscrabble Heights Brewster, NY 10509	2,402[14]	*
Officers and Directors as a Group (12 persons)	3,402,403[15]	57.0%

* Less than 1%

1 Excludes 32,850 shares owned by Strategic Associates, L.P., an affiliate of Cahill, Warnock Strategic Partners Fund, L.P. (the "Fund"), but as to which the Fund disclaims beneficial ownership. ("Strategic Associates"; together, with the Fund, the "Cahill, Warnock Entities"). Pursuant to the Investor Rights Agreement (the "Investor Rights Agreement") between the Company and the Cahill, Warnock Entities, the Company has agreed that so long as the Cahill, Warnock Entities own at least 50% of the shares issuable or issued pursuant to warrants held by the Cahill, Warnock Entities), the Cahill, Warnock Entities have the right to nominate two directors to the Board of Directors of the Company. David L. Warnock and Donald W. Hughes are the two current directors who were nominated by the Cahill, Warnock Entities. Pursuant to the Investor Rights Agreement, the directors and executive officers of the Company have agreed, at each meeting of stockholders for the purpose of electing directors, to cast their eligible votes in favor of the nominees of the Cahill, Warnock Entities. Edward L. Cahill, David L. Warnock and Donald W. Hughes are general partners of Cahill, Warnock Strategic Partners, L.P. ("Cahill, Warnock Partners"), the Fund's sole general partner, and the sole general partner of Strategic Associates. Each of David L. Warnock and Donald W. Hughes is also a director of the Company (see footnotes 6 and 11 to this table).

2 Includes 1,600,167 shares of Common Stock which are issuable upon conversion of 1,600,167 shares of Series A-1 Preferred Stock, subject to anti-dilution adjustments. Excludes 66,650 shares of Common Stock which are issuable upon conversion of 66,650 shares of Series A-1 Preferred Stock owned by Camden Partners Strategic Fund III-A, L.P. ("Camden III-A"), an affiliate of Camden Partners Strategic Fund III, L.P. (the "Camden III"), but as to which Camden III disclaims beneficial ownership. (Camden III and Camden III-A, the "Camden Entities"). David Warnock and Donald Hughes, who are directors of the Company, are each managers of Camden Partners Strategic Manager, LLC. Each of David L. Warnock and Donald W. Hughes is also a director of the Company (see footnotes 6 and 11 to this table).

3 Includes (i) 42,000 shares which are owned jointly with Mr. Beck's wife, (ii) 9,375 shares owned by Mr. Beck's daughter, and (iii) 70,167 shares which Mr. Beck has the right to acquire upon the exercise of currently exercisable stock options or options that will become exercisable within 60 days. Excludes: (i) 9,375 shares owned by Mr. Beck's wife, as to which Mr. Beck disclaims beneficial ownership, and (ii) 13,333 shares which are the subject of options which are not currently exercisable.

4 Includes 8,958 shares which Mr. Berger has the right to acquire upon the exercise of currently exercisable stock options or stock options which become exercisable within 60 days, and excludes 4,167 shares which are the subject of options that are not currently exercisable.

5 Includes (i) 625,699 shares owned by the Cahill Warnock Entities, (ii) 1,666,667 shares of Common Stock issuable upon conversion of shares of Series A-1 Preferred Stock owned by the Camden Entities, and (iii) 15,833 shares which Mr. Hughes has the right to acquire upon the exercise of currently exercisable options or stock options which become exercisable within the next 60 days. Excludes 4,167 shares which are the subject of options that are not currently exercisable.

6 Excludes (i) 97,000 shares which are the subject of options that are not currently exercisable, and (ii) 23,000 shares of restricted Common Stock which are not currently vested.

7 Excludes 7,500 shares which are the subject of options that are not currently exercisable.

8 Includes 43,488 shares of Common Stock issuable upon conversion of shares of Series A-2 Preferred Stock.

9 Includes 8,333 shares which Mr. Nguyen has the right to acquire upon the exercise of currently exercisable stock options or stock options which become exercisable within the next 60 days. Excludes 4,167 shares which are the subject of options that are not currently exercisable.

10 Includes 148,167 shares which Mr. Simon has the right to acquire upon the exercise of currently exercisable stock options or stock options that will become exercisable within 60 days. Excludes: (i) 375 shares of Common Stock owned by the retirement account of Mr. Simon's wife, as to which Mr. Simon disclaims beneficial ownership, and (ii) 33,333 shares which are the subject of stock options that are not currently exercisable.

11 Includes 52,000 shares which Ms. Straley has the right to acquire upon the exercise of currently exercisable stock options or options that will become exercisable within 60 days. Excludes 10,000 shares which are the subject of options that are not currently exercisable.

12 Includes 18,333 shares which Mr. Struzzieri has the right to acquire upon the exercise of currently exercisable stock options or options which become exercisable within the next 60 days. Excludes 4,167 shares which are the subject of options that are not currently exercisable.

13 Includes (i) 625,699 shares owned by the Cahill Warnock Entities, (ii) 1,666,667 shares of Common Stock issuable upon conversion of shares of Series A-1 Preferred Stock owned by the Camden Entities, and (iii) 9,375 shares which Mr. Warnock has the right to acquire upon the exercise of currently exercisable options or stock options which become exercisable within the next 60 days. Excludes 4,167 shares which are the subject of options that are not currently exercisable.

14 Excludes 33,333 shares which are the subject of options that are not currently exercisable.

15 Includes 329,841 shares which officers and directors have the right to acquire upon the exercise of currently exercisable stock options or options which become exercisable within the next 60 days. Includes shares beneficially owned by Messrs. Warnock and Hughes through the Camden Entities and the Cahill Warnock Entities. Excludes 147,500 shares which are the subject of options that are not currently exercisable.

Item 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Cahill Warnock Transactions. In November 1998, the Company issued and sold to the Cahill, Warnock Entities 8% Debentures due 2003 (the "Debentures") in the aggregate principal amount of $4,000,000, and, as additional consideration for purchasing the Debentures, Warrants to acquire shares of the Company's Common Stock, which, on the closing date of such transaction, constituted 20% of the Company's issued and outstanding common stock on a fully diluted basis. The Debentures were repaid in Fiscal 2003, and the Warrants held by the Cahill, Warnock Entities have either been exercised or expired. As of the date of this Report, the Cahill Warnock Entities beneficially own 20.3% of the Company's outstanding Common Stock, fully-diluted. Pursuant to an investor rights agreement between the Company and the Cahill, Warnock Entities, the Company has agreed that so long as the Cahill, Warnock Entities own at least 50% of the shares issued upon exercise of the original Warrants, the Cahill, Warnock Entities shall have the right to nominate two directors to the Board of Directors of the Company. David L. Warnock and Donald W. Hughes are the current directors who were nominated by the Cahill, Warnock Entities. Pursuant to the Investor Rights Agreement, the directors and executive officers have agreed, at each meeting of stockholders for the purpose of electing directors, to cast their eligible votes in favor of the nominees of the Cahill, Warnock Entities.

Camden Entities Transactions. In connection with the acquisition of QES, the Company entered into a securities purchase agreement the with Camden Entities, pursuant to which the Company issued and sold to the Investors 1,666,667 shares of its Series A-1 Preferred Stock (valued at $7,500,000, based on a price of $4.50 per share). The proceeds from the sale of stock were used to pay a portion of the purchase price for the shares of QES and closing costs for the transaction, with the balance being retained by the Company for working capital. The transaction did not involve a public offering pursuant to the exemption from registration provided by Section 4(2) of the Act.

Camden Partners Strategic Fund III, L.P. ("Camden III") is a Delaware limited partnership formed in 2004. It is a private equity fund that invests in emerging micro-cap public and late stage private companies, focusing on companies in the business and financial services, education, and healthcare industries. Camden III is managed by its general partner, Camden Partners Strategic III, LLC which, in turn, is managed by its managing member, Camden Partners Strategic Manager, LLC. David Warnock and Donald Hughes, who are directors of the Company, are each managing members of Camden Partners Strategic Manager, LLC.

Camden Partners Strategic Fund III-A, L.P. ("Camden III-A") is a Delaware limited partnership formed in 2004. It is a private equity fund that invests in parallel with Camden III. Camden III-A is managed by its general partner, Camden Partners Strategic III, LLC, which in turn is managed by its managing member, Camden Partners Strategic Manager, LLC.

Cahill, Warnock Strategic Partners Fund, L.P. ("CW") and Strategic Associates, L.P. ("SA") are stockholders of the Company and affiliates of Camden III and Camden III-A. David Warnock and Donald Hughes, who are directors of the Company, are each managers of Camden Partners Strategic Manager, LLC and general partners of the general partner of CW and SA. Mr. Warnock is President and Mr. Hughes is Executive Vice President of Camden Partners Holdings, LLC, which serves as a manager and advisor to Camden III, Camden III-A, CW and SA.

As of the date of this Report, the Camden Entities beneficially own 36.8% of the Company's Common Stock on a fully-diluted basis. The entities controlled by Messrs. Warnock and Hughes – the Cahill Warnock Entities and the Camden Entities – beneficially own an aggregate of 46.1% of the Company's Common Stock on a fully diluted basis.

Acquisition of QES. In the acquisition of QES, the Company issued to the selling shareholders of QES, 222,222 shares of Series A-2 Preferred Stock (valued at $4.50 per share), as part payment of the purchase price at closing and (b) delivered to the escrow agent, 1,111,111 shares of the Series A-2 Preferred Stock (valued at $4.50 per share), which will be deemed earned by, and will be released to, the former shareholders of QES if revenue goals over the earn out period of the three fiscal years ending October 31, 2007, 2008 and 2009, are met. Such escrowed shares are not deemed to be outstanding (and therefore, are not eligible to vote) until the revenues goals are met and the shares are released from escrow. The issuance and sale of the Series A-2 Preferred Stock did not involve a public offering pursuant to the exemption from registration provided by Section 4(2) of the Act. The Company issued 222,222 shares of the Company's Series A-2 Preferred Stock to the former shareholders of QES who had elected to receive shares, in whole or in part in lieu of cash, in a transaction not involving a public offering pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

In consideration for his sale of shares of QES, Mr. Naegeli, who has since been elected a director of the Company, received 43,488 shares of Series A-2 Preferred Stock, which are convertible into 43,488 shares of Common Stock of the Company, subject to anti-dilution adjustments. Mr. Naegeli is also a shareholder in Questar Data Systems ("QDS"). In connection with the acquisition of QES, the Company purchased, on a contractual basis, monthly services from QDS for certain accounting and administrative functions. The monthly fee for these services was $15,500 beginning in June 2006. Total fees paid in Fiscal 2006 to QDS were $77,500. The contract for services with QDS concluded in December 2006 with no further obligations due from the Company.

As part of the acquisition of QES, the Company entered in two separate lease agreements with the former shareholders of QES. Through one lease agreement, the Company rents approximately 49,000 square-feet of office space in Apple Valley, Minnesota. The initial term of this lease is for five years concluding on May 31, 2011 with the Company holding an option to renew for an additional five-year period.

Pursuant to the second lease agreement, the Company uses 45,000 square-foot of distribution center also in Apple Valley, Minnesota. This lease also concludes on May 31, 2011 with the Company holding an option to renew for an additional five-year period. The Company also holds an option to lease an additional 11,000 square feet of distribution center space that is adjacent to the current distribution center.

Legal Fees. One of the Company's directors, Steven R. Berger, is a shareholder in Vedder Price P.C. The Company has retained Vedder Price P.C. as its special securities counsel, and the Company paid an aggregate of $153,481 in legal fees and expense in Fiscal 2007.

Approval of Disinterested Members of the Board. The disinterested members of the Board of Directors of the Company discussed and approved the transactions between the Company and the Investors, and concluded that the terms of such transactions were no less favorable to the Company than those that would otherwise have been available to the Company from unrelated third parties.

Item 13. **EXHIBITS**

(a) The following Exhibits are filed as part of this Report:

3.1 Certificate of Incorporation, dated August 22, 1991 filed with the Secretary of State of the State of Delaware (incorporated herein by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 1999)

3.2 Certificate of Merger dated August 26, 1992, filed with the Secretary of State of the State of Delaware (incorporated herein by reference to the exhibit contained in the Company's Registration Statement on Form SB-2 under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on July 7, 1993)

3.3 Certificate of Amendment of Certificate of Incorporation dated March 4, 1999, filed with the Secretary of State of the State of Delaware (incorporated herein by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 1999)

3.4 Amended and Restated By-Laws (incorporated by reference to the exhibit contained in the Company's Registration Statement on Form S-3 (File No. 333-27659) under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on May 22, 1997)

3.5 Amended Certificate of Designations of Series A Convertible Preferred Stock filed with the Secretary of State of Delaware on May 25, 2006 (incorporated by reference to the exhibit contained in the Company's Current Report on Form 8-K, filed June 6, 2006, as amended (the "June 2006 8-K")

4.1 Specimen Certificate evidencing shares of Common Stock (incorporated herein by reference to the exhibit contained in the Company's Registration Statement on Form S-3 (File No. 333-75377) under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on March 31, 1999)

4.2 Investor Rights Agreement, dated as of September 4, 1998, by and among the Company, Cahill Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., and the Individual Shareholders Named Therein (incorporated by reference to the exhibit contained in the Company's Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on November 23, 1998 (the "November 1998 8-K"))

4.3 Registration Rights Agreement, dated as of September 4, 1998, by and among the Company, Cahill, Warnock Strategic Partners Fund, L.P., and Strategic Associates, L.P. (incorporated by reference to the exhibit contained in the November 1998 8-K)

4.4 Voting Agreement, dated as of May 31, 2006, by and among Camden Partners Strategic Fund III, L.P., Camden Partners Strategic Fund III-A, L.P. and Touchstone Applied Science Associates, Inc. (incorporated by reference to the exhibit contained in the June 2006 8-K)

4.5 Investor Rights Agreement, dated as of May 31, 2006, by and among Camden Partners Strategic Fund III, L.P., Camden Partners Strategic

Fund III-A, L.P. and Touchstone Applied Science Associates, Inc. (incorporated by reference to the exhibit contained in the June 2006 8-K)

4.6 Questar Investor Rights Agreement, dated as of May 31, 2006, by and among John Adams, David Ihle, Theodore Naegeli, Terry Appleman, Mark Budde, MaJeana Hallstrom, Greg Lindstrom and Susan Trent, and Touchstone Applied Science Associates, Inc. (incorporated by reference to the exhibit contained in the June 2006 8-K)

4.7 Warrant Certificate issued to Signal Hill Capital Group, LLC dated May 31, 2006 (incorporated by reference to the exhibit contained in the June 2006 8-K)

10.1 Securities Purchase Agreement, dated as of September 4, 1998, by and among the Company, Cahill Warnock Strategic Partners Fund, L.P., and Strategic Associates, L.P. (incorporated by reference to the exhibit contained in the November 1998 8-K)

10.2 Contract of Sale, dated as of January 31, 2003, between the Company and 26 Palmer, LLC (incorporated by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 2003)

10.3 Agreement of Lease between the Company and 26 Palmer, LLC (incorporated by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 2003)

10.4 Stock Purchase Agreement, dated as of January 1, 2005, by and between Pasquale J. DeVito, Ph.D. and Richard S. Zusman, Ed.D., and Touchstone Applied Science Associates, Inc. (incorporated by reference to the exhibit contained in the Company's Current Report on Form 8-K, filed January 21, 2005)

10.5 Stock Purchase Agreement, dated June 15, 2005, by and among Martin Borg, Kevin Byrne, Karen Gerard, Brad Begley, Russell Leverenz, and Debbie Leverenz, and Touchstone Applied Science Associates, Inc. (incorporated by reference to the exhibit to the Company's Current Report on Form 8-K, filed June 20, 2005, as amended) (the "ADI 8-K")

10.6 Stock Purchase Agreement, dated as of May 31, 2006, by and among John Adams, David Ihle, Theodore Naegeli, Terry Appleman, Mark Budde, MaJeana Hallstrom, Greg Lindstrom and Susan Trent, and Touchstone Applied Science Associates, Inc. (incorporated by reference to the exhibit contained in the June 2006 8-K)

10.7 Subordinated Note, dated May 31, 2006, issued by Touchstone Applied Science Associates, Inc. to Questar Data Systems, Inc., as paying agent for the selling shareholders of Questar Educational Systems, Inc. (incorporated by reference to the exhibit contained in the June 2006 8-K)

10.8 Escrow Agreement, dated as of May 31, 2006, by and among John Adams, David Ihle, Theodore Naegeli, Terry Appleman, Mark Budde, MaJeana Hallstrom, Greg Lindstrom, Susan Trent, and Rider, Weiner & Frankel, P.C. and Touchstone Applied Science Associates, Inc.

(incorporated by reference to the exhibit contained in the June 2006 8-K)

10.9	Loan Agreement, dated as of May 31, 2006, by and among Touchstone Applied Science Associates, Inc., Questar Educational Systems, Inc. and TD Banknorth, N.A. (incorporated by reference to the exhibit contained in the June 2006 8-K)
10.10	Security Agreement, dated as of May 31, 2006, between Touchstone Applied Science Associates, Inc. and TD Banknorth, N.A. (incorporated by reference to the exhibit contained in the June 2006 8-K)
10.11	Security Agreement, dated as of May 31, 2006, between Questar Educational Systems, Inc. and TD Banknorth, N.A. (incorporated by reference to the exhibit contained in the June 2006 8-K)
10.12	Series A Convertible Preferred Stock Purchase Agreement, dated as of May 31, 2006, by and among Camden Partners Strategic Fund III, L.P., Camden Partners Strategic Fund III-A, L.P. and Touchstone Applied Science Associates, Inc. (incorporated by reference to the exhibit contained in the June 2006 8-K)
10.13	Employment Agreement with Andrew L. Simon (incorporated herein by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 1996)
10.14	Employment Agreement with Linda G. Straley (incorporated herein by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 1996)
10.15	Employment Agreement, dated as of January 2, 1997, between the Company and Michael D. Beck (incorporated by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 1997)
10.16	Employment Agreement, dated as of January 1, 2005, between Assessment and Evaluation Concepts Inc. and Pasquale J. DeVito, PH.D. (incorporated by reference to the exhibit contained in the AEC 8-K)
10.17	Employment Agreement, dated as of September 20, 2007, between the Company and Roy Lipner (incorporated by reference to the exhibit contained in the Current Report on Form 8-K, dated November 2, 2007)
21	Subsidiaries of the Company (filed herewith)
23	Consent of McGladrey & Pullen, LLP (filed herewith)
31.1	Certification by Chief Executive Officer (filed herewith)
31.2	Certification by Chief Financial Officer (filed herewith)
32	Certification by Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

Item 14. Principal Accountant Fees and Services

In May 2006, the Audit Committee of the Board authorized the Company to seek proposals from certified public accounting firms to provide audit services for the fiscal year ending October 31, 2006 and the interim period ending July 31, 2006. The Audit Committee decided to issue the request for proposal because it wanted the opportunity to review firms in light of the Company's then pending acquisition of QES, which has its principal office in Minneapolis, Minnesota. QES was acquired by the Company in June 2006 and constitutes a significant subsidiary of the Company. After the closing of the acquisition of QES, the Audit Committee of the Company reviewed the proposals received from accounting firms, completed its due diligence investigations and considered the benefits and detriments of changing independent auditors. On July 26, 2006, the Audit Committee notified Lazar Levine & Felix, LLP ("Lazar Levine"), of its decision to dismiss Lazar Levine as the Company's independent auditors.

During each of the last two fiscal years of the Company, ended October 31, 2005 and October 31, 2004, the reports of Lazar Levine on the Company's financial statements did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change principal accountants was approved by the Audit Committee of the Company's Board of Directors.

During the two most recent fiscal years of the Company and any subsequent interim periods, there were no disagreements between the Company and Lazar Levine on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Lazar Levine, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

The Company has provided Lazar Levine with a copy of the above disclosures in response to Item 304(a) of Regulation S-B in conjunction with the filing of Form 8-K dated July 28, 2006. The Company requested that Lazar Levine deliver to the Company a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Company in response to Item 304(a) of Regulation S-B, and if not, stating the respects in which it does not agree. A copy of the letter of Lazar Levine is filed as Exhibit 16.1 to the Form 8-K Current Report.

On July 26, 2006, the Audit Committee notified McGladrey & Pullen LLP ("McGladrey") that the Company had selected McGladrey as the Company's independent registered public accountant for the Company's fiscal year ending October 31, 2006 and the interim period ended July 31, 2006, subject to the execution of a definitive engagement letter. During the Company's two most recent fiscal years or subsequent interim period, the Company has not consulted with McGladrey regarding the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, nor did McGladrey provide advice to the Company, either written or oral, that was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue. Further, during the Company's two most recent fiscal years or subsequent interim periods, the Company has not consulted with McGladrey on any matter that was the subject of a disagreement or a reportable event.

The following table shows the fees billed to us for the audit and other services provided by Lazar Levine, McGladrey & Pullen, LLP and RSM McGladrey, Inc. for the fiscal years 2007 and 2006

	2007	2006
Audit Fees (Lazar Levine)	$12,000	$60,000
Audit Fees (McGladrey)	225,000	176,000
Tax Fees	57,000	18,000
	$294,000	$254,000

Audit Fees. Audit fees consist of fees for professional services rendered for the audit of the consolidated financial statements and the review of the consolidated financial statements included in our quarterly reports and services normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements. For Lazar Levine, audit fees in Fiscal 2006 consisted of fees for the review of the consolidated financial statements included in the Company's first and second quarter reports. For Fiscal 2007, Lazar Levine provided services in connection with the Company's restatement of previously filed 10-KSB Reports for the fiscal years ended October 31, 2005 and 2004. For McGladrey, audit fees in Fiscal 2007 and 2006 consisted of services rendered for the audit of the consolidated financial statements as of and for the fiscal years ended October 31, 2007 and October 31, 2006, including reviews of the consolidated financial statement included in the Company's quarterly reports in Fiscal 2006 and Fiscal 2007.

Tax Fees. Tax-related fees are principally for professional services rendered for tax compliance, planning and reporting.

Audit Committee Policies. The Audit Committee believes that, on the basis of the relevant facts and circumstances pertaining to that firm's engagement by the Company, McGladrey and Lazar satisfy the requirements for independence from the Company. Consistent with Sarbanes-Oxley and the SEC regulations promulgated there under, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services to be performed by the Company's independent accountants.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors
Questar Assessment, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Questar Assessment, Inc. and Subsidiaries as of October 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Questar Assessment, Inc. and Subsidiaries as of October 31, 2007 and 2006 and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP
Minneapolis, Minnesota
January 28, 2008

QUESTAR ASSESSMENT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 2007 and 2006

	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,413,121	$ 789,288
Restricted cash	23,455	20,307
Accounts receivable, net of allowance for doubtful accounts of $33,000	6,254,095	8,611,587
Inventories	319,524	545,362
Prepaid expenses and other current assets	652,486	496,509
Deferred income taxes	269,010	364,031
Total current assets	9,931,691	10,827,084
Property and equipment	3,483,049	3,734,227
Other assets:		
Test passage bank and test development	2,509,631	2,335,670
Non-competition covenants	210,439	315,659
Customer contracts	1,299,216	4,122,678
Goodwill	13,199,084	13,647,586
Deferred income taxes	1,064,532	1,325,379
Other assets	282,326	349,832
Total assets	$31,979,968	$36,658,115

See notes to consolidated financial statements.

QUESTAR ASSESSMENT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)
OCTOBER 31, 2007and 2006

LIABILITIES AND STOCKHOLDERS' EQUITY	2007	2006
Current liabilities:		
Revolving credit agreement	$ --	$ 1,774,819
Current maturities of long-term debt	1,848,187	1,459,502
Accounts payable	947,657	2,794,301
Income tax payable	--	204,319
Accrued expenses	2,465,743	1,996,161
Billings in excess of costs	--	470,490
Deferred gain on sale of building – current portion	125,438	125,438
Total current liabilities	5,387,025	8,825,030
Long-term debt, less current maturities	10,557,625	12,405,735
Interest rate swap agreement	73,382	77,155
Deferred gain on sale of building, net of current portion	585,379	710,817
Total liabilities	16,603,411	22,018,737
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.0001 par value, 5,000,000 shares authorized; 1,888,888 shares issued and outstanding	189	189
Common stock, $.0001 par value, 20,000,000 shares authorized; 3,084,443 and 2,946,047 shares issued and outstanding, respectively	308	295
Additional paid-in capital	15,502,129	15,069,034
Retained deficit	(126,069)	(430,140)
Total stockholders' equity	15,376,557	14,639,378
Total liabilities and stockholders' equity	$31,979,968	$36,658,115

See notes to consolidated financial statements.

QUESTAR ASSESSMENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED OCTOBER 31, 2007 and 2006

	2007	2006
Net revenue earned	$43,338,154	$23,686,213
Cost of goods sold		
Cost of revenue earned	22,177,278	13,305,528
Impairment charges related to:		
Development costs	--	610,588
Inventory	--	137,092
Total Cost of goods sold	22,177,278	14,053,208
Gross profit	21,160,876	9,633,005
Operating expenses:		
Selling	2,416,856	1,801,973
Depreciation and amortization	4,225,033	980,998
General and administrative	12,754,402	7,738,499
Total operating expenses	19,396,291	10,521,470
Income (loss) from operations	1,764,585	(888,465)
Other income (expense):		
Deferred gain realized on leaseback of building	125,438	125,439
Gain on sale of assets	32,637	--
Interest income	27,084	2,538
Interest expense	(1,025,058)	(613,149)
Income (loss) before income taxes	924,686	(1,373,637)
Income tax provision (benefit)	620,615	(248,792)
Net income (loss)	$ 304,071	$ (1,124,845)

See notes to consolidated financial statements.

QUESTAR ASSESSMENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)
YEAR ENDED OCTOBER 31, 2007 and 2006

	2007	2006
Weighted average number of common and convertible preferred shares outstanding:		
Basic	4,932,772	4,802,835
Diluted	5,193,630	4,802,835
Net income (loss) per common share:		
Basic	$ .06	$ (.23)
Diluted	$ .06	$ (.23)

See notes to consolidated financial statements.

QUESTAR ASSESSMENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)
	Shares	Amount	Shares	Amount		
Balance at October 31, 2005	--	$--	2,909,738	$291	$6,164,387	$694,705
Exercise of employee stock options	--	--	36,309	4	94,750	--
Issuance of preferred stock in connection with the acquisition of QES	1,888,888	189	--	--	8,499,811	--
Issuance of warrants	--	--	--	--	112,072	--
Stock option expense	--	--	--	--	198,014	--
Net loss	--	--	--	--	--	(1,124,845)
Balance at October 31, 2006	1,888,888	$189	2,946,047	$295	$15,069,034	$(430,140)
Exercise of employee stock options	--	--	138,396	13	216,024	--
Stock option expense	--	--	--	--	217,071	--
Net income	--	--	--	--	--	304,071
Balance at October 31, 2007	1,888,888	$189	3,084,443	$308	$15,502,129	$(126,069)

See notes to consolidated financial statements.

QUESTAR ASSESSMENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2007 and 2006

	2007	2006
OPERATING ACTIVITIES		
Net income (loss)	$304,071	$ (1,124,845)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	4,526,899	2,189,990
Deferred income taxes	355,868	(521,370)
Gain on sale of equipment	(32,637)	--
Deferred gain realized	(125,438)	(125,439)
Stock-base compensation expense	217,071	198,014
Change in Interest swap agreement liability	(3,773)	77,155
Taxes paid in conjunction with exercise of stock options	131,254	--
Stock options exercise permanent tax difference	124,601	--
Non-cash issuance of warrants for services	--	112,072
Changes in operating assets and liabilities, net of effect of business acquisition		
Restricted cash	(3,148)	40
Accounts receivable	2,357,492	(2,291,761)
Inventories	225,838	(77,600)
Prepaid expenses and other current assets	(155,977)	1,502
Accounts payable and accrued expenses	(1,581,381)	1,200,152
Billings in excess of cost	(470,490)	152,961
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	5,607,742	(209,129)
INVESTING ACTIVITIES		
Purchase of property and equipment	(1,028,220)	(592,843)
Test passage bank and test development	(457,889)	(597,603)
Proceeds from sale of equipment	75,000	--
Cash and fees paid to acquire stock of QES	--	(14,583,302)
Other Assets	(9,748)	(18,613)
Software development costs	--	(28,030)
Vendor refund resulting in reduction of goodwill from QES acquisition	448,502	--
NET CASH USED IN INVESTING ACTIVITIES	(972,355)	(15,820,391)

See notes to consolidated financial statements.

QUESTAR ASSESSMENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
FOR THE YEARS ENDED OCTOBER 31, 2007 and 2006

	2007	2006
FINANCING ACTIVITIES		
Net borrowings (payments) on revolving credit agreement	(1,774,819)	1,774,819
Principal payments on long-term debt	(1,459,425)	(3,157,627)
Proceeds from long-term debt	--	9,600,000
Deferred financing costs paid	--	(282,768)
Proceeds from issuance of stock used to acquire stock of QES	--	7,500,000
Proceeds from the exercise of stock options	222,690	94,754
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(3,011,554)	15,529,178
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,623,833	(500,342)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	789,288	1,289,630
CASH AND CASH EQUIVALENTS AT END OF YEAR	$2,413,121	$789,288
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash payments for:		
Interest	$ 1,044,235	$ 466,649
Income taxes	$ 498,687	$ 180,913
Supplemental Schedule of non-cash investing and financing activities:		
Note payable issued in acquisition of QES	$ --	$4,000,000
Preferred stock issued in acquisition of QES	$ --	$1,000,000

See notes to consolidated financial statements.

QUESTAR ASSESSMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Effective March 16, 2007, Touchstone Applied Science Associates, Inc. changed its corporate name to Questar Assessment, Inc. (the "Company"). This action was approved on January 24, 2007 by the Company's Board of Directors, and as of February 5, 2007 by the holders of a majority of the Company's issued and outstanding voting securities who had executed a written consent in lieu of a special meeting.

The Company competes exclusively in the assessment marketplace. With the advent of No Child Left Behind legislation ("NCLB"), the Company's Board of Directors and management made the strategic decision to focus the organization on the fast-growing assessment segment of the K-12 education market. The Company competes in both the custom and proprietary product lines of the assessment marketplace. Over the past decade, this market has been moving towards custom testing as a result of NCLB legislation requiring that student success be measured against specific standards established by each individual state. The Company has recognized this trend and has aligned its long-term and short-term strategic initiatives and resources to take advantage of these changes in the market. During the fiscal year ended October 31, 2006 ("Fiscal 2006"), the Company decided to minimize its efforts in growing its proprietary products, and to devote significant resources to expanding its custom testing products. The Company implemented this strategy by acquiring Questar Educational Systems, Inc. ("QES") in May 2006. QES provides test delivery, scoring, and score analysis capabilities for state testing programs.

The Company operates through different subsidiaries, but management believes that all such subsidiaries constitute a single operating segment since the subsidiaries have similar economic characteristics.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowance for obsolete inventories, impairment and useful lives for other assets. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from two primary sources – sales and services associated with its proprietary tests and the recognition of revenue from performance on custom assessment contracts.

Revenues from the sales of proprietary tests, including sales of related ancillary materials and performance of scoring services are recognized when the Company ships the physical product from its warehouse or when the revenues have been realized or become realizable and have been earned pursuant to Staff Accounting Bulletin No. 104, "Revenue Recognition". Shipping charges are included in revenue in the accompanying consolidated statements of income.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's revenues from the performance of assessment, consulting and psychometric services under long term custom assessment contracts are recognized on the percentage of completion basis pursuant to the provisions of Statement of Position No. 81-1, "Accounting for Performance of Construction-type and Certain Production-type Contracts" and Accounting Research Bulletin ("ARB") No. 45, "Long-term Construction-type Contracts". For each contract, the Company compares the costs incurred in the course of performing such contract during a reporting period to the total estimated costs of full performance of the contract and recognizes a proportionate amount of revenue for such period. In addition, the Company records revenue from software pursuant to the provisions of Statement of Position No. 97-2, "Software Revenue Recognition", and in the Statement of Position No. 98-9, "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions".

Right of Return

There is a right of return on test booklets, answer sheets and certain software products. Upon return within a specified period, a credit is issued, with certain charge offs, or, in the case of software products, the item is replaced. Historically, the Company's returns have been insignificant. As a result, no return reserve has been provided for at October 31, 2007 and 2006.

Shipping Costs

The Company classifies a majority of its shipping costs to cost of goods sold with a lesser amount allocated to selling expense. The allocation between cost of goods sold and selling expense for shipping costs depends upon the nature of the expense in terms of the work related project it is supporting. Shipping costs allocated to selling expense totaled approximately $122,000 and $88,000 for the years ended October 31, 2007 and 2006, respectively.

Marketing and Promotional Costs

Marketing and promotional costs are expensed as incurred and totaled approximately $390,000 and $256,000 for the years ended October 31, 2007 and 2006, respectively. Such costs are included in selling expenses in the accompanying consolidated statements of income.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances on hand and short-term, highly liquid investments with original maturities of three months or less.

The Company maintains its cash in bank accounts, which at times, exceed federally insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a quarterly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition and credit history, and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable consists of the following:

	October 31,	
	2007	2006
Billed, net of allowance	$6,115,423	$8,611,587
Unbilled (costs and estimated profits in excess of billings)	138,672	–
	$6,254,095	$8,611,587

Inventories

Based on the nature of the Company's operations, inventories consist solely of finished goods. These are stated at the lower of cost (first-in, first-out method) or market. At October 31, 2007 and October 31, 2006, inventories are net of reserves of $148,000 and $161,000, respectively.

Property and Equipment

Property and equipment are stated at cost. The Company provides for depreciation generally on an accelerated method (double-declining balance) for personal property and on a straight line method for real property, based upon the asset's estimated useful lives as follows:

Furniture, fixtures and equipment	5 to 7 years
Leasehold improvements	10 years (shorter of lease term or useful life)

Goodwill

Goodwill is not amortized but is subject to an annual impairment test. The Company also reviews the carrying amount of goodwill for impairment if an event occurs or circumstances change that would potentially indicate the carrying amount may be impaired. The Company performed its annual tests at October 31, 2007 and 2006, and determined there to be no impairment of the goodwill on those dates. During Fiscal 2007 the amount of goodwill was reduced by $448,502 upon the realization of an additional tangible asset (unrecorded vendor rebate receivable) received as a result of the QES acquisition.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Assets

Test Passage Bank and Test Development

The test passage bank is principally comprised of payroll and payroll-related costs as well as freelance consulting costs expended in the development of test passages which are used in the creation of the Company's tests. The process of writing and calibrating a test passage takes approximately two years, and all costs associated with the cost of production of each test passage and the cost of calibration of each test passage are direct costs and are capitalized during this development period. Amortization of these costs begins once the development period has elapsed, which in most cases, represents the point in time at which the new test passage is placed into the test passage bank and becomes available to be utilized within the Company's existing tests, or the point in time at which a newly developed test becomes available for sale. Costs capitalized in connection with the development of passages used in the Company's Degrees of Reading Power Test ("DRP") have been estimated to have a useful life of eleven years and, accordingly, are being amortized over an eleven-year period. Costs capitalized in connection with the development of passages used in all other of the Company's tests have been estimated to have a useful life of seven years and, accordingly, are being amortized over a seven-year period.

During the fourth quarter of 2006, and after assessing full year revenue results, the Company made the strategic decision to eliminate certain proprietary products which performed below management's expectations. These decisions led to an impairment charge of $747,680 related to proprietary products and related inventory which were discontinued or adjusted to the lower of cost of market. This impairment charge is included as a separate component of Cost of Goods Sold.

Customer Contracts and Non-Competition Covenants

The Non Competition Covenants represent agreements between the Company and certain current and former employees of the Company. The agreements stipulate that these employees will not, for a period of time as outlined within the agreement, engage in employment activities that will directly or indirectly compete with the Company's business operations. The agreements are due to expire on October 31, 2009. The intangible asset value assigned to these agreements represented their fair value of $359,500 as of May 31, 2006.

Additionally, in connection with the QES acquisition the Company recognized and recorded intangible value for certain customer contracts. These contracts are agreements with multiple state entities to perform test construction, distribution, scoring and reporting services. The contracts have various lives that are due to expire over the next one to five fiscal years. The Company originally valued these contracts based their total expected discounted cash flow of $4,500,000 as of May 31, 2006.

Software Development

The Company accounts for costs associated with the development of software products pursuant to SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Pursuant to these rules for product development, the work performed prior to the determination of technological feasibility is treated as research and development costs and is expensed as incurred. From the point a project attains technological feasibility until it is ready for sale, the payroll and payroll-related charges and any direct material costs are capitalized. Capitalization of computer software costs is discontinued when the product is available to be sold.

As of October 31, 2007 and 2006 unamortized software development costs totaled $51,825 and $69,763 respectively, and were included as a component of other assets within the Company's consolidated balance sheets.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred financing costs

As of October 31, 2007 and 2006, net deferred financing costs totaled $209,636 and $259,204, respectively and are included in other assets. Deferred financing costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the related debt agreements. Amortization of debt costs is included as a component of interest expense.

The following is a summary of finite life intangible assets as of October 31, 2007 and 2006:

	Gross Carrying Amount	Accumulated Amortization	Net Value
As of October 31, 2007:			
Test passage bank and test Development	$7,298,104	$4,788,473	$2,509,631
Non competition covenants	359,500	149,061	210,439
Customer contracts	3,867,362	2,568,146	1,299,216
Software development	203,000	151,175	51,825
Deferred financing costs	292,516	82,880	209,636
As of October 31, 2006:			
Test passage bank and test development	$6,844,653	$4,508,983	$2,335,670
Non competition covenants	359,500	43,841	315,659
Customer contracts	4,500,000	377,322	4,122,678
Software development	203,000	133,237	69,763
Deferred financing costs	282,768	23,564	259,204

Amortization

Certain capitalized costs are amortized using the straight-line method over estimated useful lives of five (5) years for software development and seven to eleven (7-11) years for test passage bank and test development costs. Loan origination costs are being amortized over the term of the indebtedness. Non-competition covenants are amortized over the life of the agreement of approximately 3.5 years. Customer contracts are amortized over their expected lives of 1 to 5 years, in proportion to the annual discounted cash flow the Company expects to receive by performing the contractual services as defined by each contract. Total amortization expense was $3,289,864 and $1,665,845 for the fiscal years ended October 31, 2007 and 2006 respectively. Amortization expense for fiscal year end October 31, 2007 included an impairment charge of $311,484 due to the non-renewal of certain custom projects. Amortization expense for fiscal year ended October 31, 2006 included an impairment charge of $610,588 of deferred costs applicable to non-performing products.

Estimated annual amortization expense for the next five fiscal years ending October 31, is as follows:

2008	$1,251,000
2009	$913,000
2010	$651,000
2011	$333,000
2012	$289,000

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accrued Expenses

Accrued expenses consist of the following:

	October 31, 2007	2006
Compensation	$1,564,598	$1,080,174
Benefit Plans	499,162	352,647
Interest	137,385	155,681
Other	264,598	407,659
	$2,465,743	$1,996,161

Fair Value

The Company has a number of financial instruments, none of which is held for trading purposes. The carrying value of cash and cash equivalents, accounts receivable, revolving credit agreement, accounts payable and accrued expenses approximate their fair value because of the short-term nature of these financial instruments. The carrying value of long-term debt approximates fair value as the rate of interest on the debt approximates the market rate of interest as of October 31, 2007 and 2006. No separate comparison of fair values versus carrying values is presented for the aforementioned financial instruments since their fair values are not significantly different than their balance sheet carrying amounts. Considerable judgment is necessary in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Long-Lived Assets

Long-lived assets at October 31, 2007 and 2006 primarily consist of property and equipment, and intangible assets. The Company reviews its long-lived assets for impairment whenever events or business circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During fiscal 2007, an impairment charge of $311,484 was recorded against customer contracts due to the non-renewal of certain custom projects. During fiscal 2006, an impairment charge of $610,588 was recorded against the test passage bank and test development related to proprietary products which were discontinued.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Based Compensation

At October 31, 2007, the Company has stock based compensation plans which are described more completely in Note 8. The Company's Plans are accounted for in accordance with the recognition and measurement provisions of Statement of Financial Accounting Standards ("FAS") No. 123 (revised 2004), Share-Based Payment ("FAS No. 123(R)"), which replaced FAS No. 123, Accounting for Stock-Based Compensation, and superseded Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. FAS No. 123(R) requires compensation costs related to share-based payment transactions, including employee stock options, to be recognized in the financial statements. In addition, the Company adheres to the guidance set forth within Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 107, which provides the Staff's views regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provides interpretations with respect to the valuation of share-based payments for public companies.

Stock option compensation expense is the estimated fair value of options granted in Fiscal 2007 and 2006 and the remaining portion of any unvested and outstanding options granted prior to Fiscal 2006, amortized on a straight-line basis over the requisite service period for the entire portion of the award.

The weighted average estimated fair value of stock options granted for fiscal year ended October 31, 2007 was $6.05. The fair value of options at the date of grant was estimated using the Black-Sholes option pricing model. During 2007 and 2006, the Company took into consideration guidance under FAS No. 123(R) and SEC Staff Accounting Bulletin No. 107 (SAB 107) when reviewing and updating assumptions. The expected volatility is based upon historical volatility of the Company's stock and other contributing factors. The expected term is based upon observation of actual time elapsed between date of grant and exercise of options for all employees. Previously such assumptions were determined based on historical data.

The assumptions made in calculating the fair values of options are as follows:

	Year Ended	
	October 31, 2007	October 31, 2006
Expected term (in years)	10	10
Expected volatility	125%	125%
Expected dividend yield	0%	0%
Risk-free interest rate	4.65% - 4.77%	4.88%

Basic and diluted net income (loss) per share

Basic per share amounts are computed, generally, by dividing net income (loss) by the weighted-average number of common shares outstanding. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments (see Note 8 for information on stock options) unless their effect is anti-dilutive, thereby reducing the loss per share or increasing the income per share. The dilutive effect of these additional shares for the year ended October 31, 2007 was to increase the weighted average shares outstanding by 260,858. Due to the net loss in 2006, diluted shares were the same as basic shares since the effect of options and warrants would have been anti-dilutive. Options and warrants that were excluded from the calculation of diluted share, as their effect would have been anti-dilutive were 599,550 as of October 31, 2006. Escrow shares were not included in basic or diluted computations because all necessary conditions have not been satisfied as of October 31, 2007 and therefore, no shares would have been issuable even if the end of the reporting period were to have represented the end of the contingency period.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income taxes are reported based upon Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" (Note 9). Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more than likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in the tax laws and rates on the date of enactment.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, "Fair Value Measurements" (FASB No. 157"). FASB No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. FASB No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attributes. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice.

FASB No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company is currently reviewing the potential effect of this statement on its financial statements.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109", which clarifies the accounting for uncertainty in tax positions. FIN 48 provides that the tax effects from an uncertain tax position can be recognized in the consolidated financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of Fiscal 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on the consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (No. 159) which included an amendment of FASB Statement 115. This statement provides companies with an option to report selected financial assets and liabilities at fair value. This statement is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. The Company is in the process of evaluating the effect, if any, that the adoption of No. 159 will have on its consolidated results of operations and financial condition.

NOTE 2 – ACQUISITION

Questar Educational Systems, Inc.

On May 31, 2006 the Company acquired all of the outstanding shares of QES. Total consideration paid by the Company was $20,000,000 consisting of $15,000,000 in cash, the issuance of 222,222 shares of Series A-2 Preferred Stock of the Company valued at $1,000,000 and a $4,000,000 promissory note. The Company has also agreed to pay additional consideration in 2010 if QES achieves certain aggregate revenue goals during the three fiscal years ending October 31, 2007, 2008 and 2009. The maximum contingent earn out payment is $12,500,000, of which up to $10,000,000 shall be paid half in cash and half in Series A-2 Preferred Stock and $2,500,000 shall be paid, if earned, at the election of the Company, in cash or additional shares of Series A-2 Preferred Stock, or any combination thereof, valued at fair market value at the time of issuance. As of October 31, 2007 no revenue goals have been met, as such, no additional consideration is payable or recorded.

Management allocated the purchase price of QES to the assets acquired. The Company allocated $2,990,000 to equipment which is a step up of $1,400,000 from its pre-acquisition book value. For purposes of valuing the tangible assets acquired from QES, the Company employed a Replacement Cost New method. Such method considered the current cost of similar new property having the nearest equivalent utility as the property being valued.

The Company assigned a value of $360,000 to the non-competition covenant agreements that were signed by the selling shareholders of QES. The covenants will expire as of October 31, 2009. The Company is amortizing the value assigned to this intangible asset on a straight-line basis over its expected life (41 months). Additionally, the Company has estimated that the customer contracts acquired from QES are valued at $4,500,000. For purposes of the intangible values assigned to the assets purchased from QES, the Company considered the estimated future income streams expected from the assets over their remaining useful lives, the average annual rate of return anticipated, and market rates of return. The income stream was capitalized at an appropriate risk rate to determine the present value of the future benefits to the Company. This amount is being amortized on an accelerated basis in relation to the annual value of discounted cash flow the Company expects to receive over the life of the contracts.

The operations of QES have been included in the consolidated financial statements since the date of acquisition, June 1, 2006.

The Company has entered into employment agreements for an initial twenty-four month term with certain members of the management of QES. Such employment agreements with the QES management team include non-competition covenants and proprietary rights agreements.

NOTE 2 – ACQUISITION (continued)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Other current assets, including cash of $1,443,772	$ 1,544,363
Accounts receivable	3,432,911
Property and equipment	2,989,530
Non competition covenants	359,500
Customer contracts	4,500,000
Goodwill	11,229,541
Total assets acquired	24,055,845
Current liabilities assumed	(3,028,771)
Net assets acquired	$21,027,074

The following unaudited *pro forma* income statement data presents the consolidated results of operations of the Company for the year ended October 31, 2006 had the acquisition of QES occurred at the beginning of the earliest period presented:

	Proforma (Unaudited)
Net revenue	$45,100,000
Net income before taxes	$1,635,000
Basic earnings per share	$.34
Diluted earnings per share	$.32

The above *pro forma* information does not purport to be indicative of what would have occurred had the acquisitions been made as of such date or the results which may occur in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT

	October 31, 2007	October 31, 2006
Furniture, fixtures and equipment	$5,358,139	$4,390,529
Leasehold improvements	363,805	356,706
	5,721,944	4,747,235
Less: accumulated depreciation	2,238,895	1,013,008
	$ 3,483,049	$ 3,734,227

Depreciation expense for the fiscal years ended October 31, 2007 and 2006 was $1,237,035 and $524,145, respectively.

NOTE 4 – COMMITMENTS

In July 2003, the Company sold its headquarters building to 26 Palmer LLC for $2,875,000. The building and related improvements had a net book value of $1,458,481. The Company reported a deferred gain on the sale totaling $1,254,383, net of closing costs totaling $162,136 in fiscal 2003. The building was then leased back to the Company under a ten-year lease agreement. As a result of the sale/leaseback, the deferred gain is being recognized over the term of the lease at $125,438 per year through fiscal 2013. Among other provisions, the lease provides that additional rent be paid by the Company for real estate taxes and insurance.

The Company entered into a five-year lease commencing June 1, 2006 with a five-year option to renew for the QES operations in Minnesota. In September 2007, the Company renewed its lease on office space in Texas for an additional thirteen months. In addition, the Company has leases on certain of its equipment used in operations.

Future aggregate minimum rentals on these operating leases excluding the sale-leaseback deferred gain are approximately as follows:

Year ending October 31,	
2008	$ 1,139,000
2009	1,149,000
2010	1,160,000
2011	833,000
2012	388,000
2013 and thereafter	298,000
	$ 4,967,000

Rent expense was approximately $1,441,000 and $835,000 for the fiscal years ended October 31, 2007 and 2006, respectively.

NOTE 5 – REVOLVING CREDIT AGREEMENTS

In August 2007 the Company requested and received an increase available under its revolving credit agreement. Availability under the revolving credit agreement was increased from $4 million to $6 million each year during the Company's seasonal peak period which occurs during the March through July time-frame. The revolving credit agreement matures on April 30, 2008, if not renewed. Advances are due on demand, are secured by substantially all assets of the Company and its subsidiaries, and are subject to a defined borrowing base that shall not exceed the sum of 80% of eligible accounts receivables and 50% of eligible inventory. Additionally, the Company has secured under the revolving credit agreement three separate Irrevocable Letters of Credit totaling $2,631,810 that reduce the total line available to $1,368,190 during the period of August 2007 through February 2008; and to $3,368,190 during the period of March 2008 through July 2008. Interest on the advances is at 2.5% above LIBOR and is due monthly. Advances of $1,774,819 were outstanding at October 31, 2006. No advances were outstanding at October 31, 2007. The revolving credit agreement contains ongoing financial covenants which are measured on an annual basis beginning October 31, 2007 and quarterly thereafter.

NOTE 6 – LONG-TERM DEBT

Long-term debt consists of the following:

Description	Interest Rate	Due Date	October 31, 2007	October 31, 2006
Equipment loan payable in monthly installments of $2,295 including interest, collateralized by the equipment	6%	2009	$ 51,861	$ 75,469
Equipment loan payable in monthly installments of $633 plus interest, collateralized by the equipment	Prime + 1% (8.75% at 10/31/2007)	2008	7,600	15,200
Equipment loan payable in monthly installments of $1,708 including interest, collateralized by the equipment	6%	2010	45,871	63,002
Secured term Loan payable, interest only from July 1, 2006 through December 1, 2006 then monthly installments of $135,668 including interest	**	2011	8,243,320*	9,600,000*
Unsecured loans payable in semi-annual installments of $29,656 including interest to the former two shareholders of ADI	5%	2008	57,160	111,566
Loan payable, interest only to former QES shareholders	6%	2011	4,000,000	4,000,000
Total long term debt			12,405,812	13,865,237
Less: current maturities			1,848,187	1,459,502
			$10,557,625	$ 12,405,735

* The Company has entered into an interest rate swap agreement with a rate of 2.5% above the one month USD LIBOR BBA on a value of $9,600,000 declining concurrently with the term loan. The Company, in December 2007, refinanced the swap agreement with Banknorth reducing the fixed rate from 7.95% to 7.315%. The interest rate swap expires on May 30, 2011, simultaneously with the maturity of the term loan. The note is secured by the assets of the Company. The promissory note contains financial covenants consisting of a debt service coverage ratio, interest coverage ratio, senior debt to EBITDA ratio, fixed charge coverage ratio as well as certain non-financial covenants, with compliance beginning on October 31, 2007, and quarterly thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – LONG-TERM DEBT (continued)

Approximate maturities of long-term debt for years subsequent to October 31, 2007 are as follows:

Fiscal year ending October 31,	
2008	$1,848,000
2009	1,930,000
2010	2,048,000
2011	6,580,000
	$12,406,000

NOTE 7 – EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) Profit Sharing Plan, as amended, under which eligible employees who are eighteen years of age and have completed either twelve months, or one thousand hours, of employment become participants. The Plan provides a matching component under the 401(k) Profit Sharing Plan of up to five percent (5%) of each eligible employee's compensation.

The Company has a Money Purchase Pension Plan, as amended, under which eligible employees who are eighteen years of age and have completed either twelve months, or one thousand hours, of employment become participants. The Plan excludes highly compensated employees, as defined, and provides for annual contributions of five percent (5%) of each eligible employee's compensation.

In December 2006, the Company's Compensation Committee adopted and approved an executive deferred compensation plan. The primary purpose of the Plan is to provide a deferred compensation arrangement to Executives with respect to employee-elective deferrals and discretionary Company-provided contributions. The Plan is intended to be a "nonqualified deferred compensation plan" as such term is defined and used under Code Section 409A, and thus the Plan is intended to be fully subject to and fully compliant with Code Section 409A. Notwithstanding anything contained in the Plan to the contrary, the Compensation Committee shall have full authority to operate the Plan and to override any provision in the Plan in order for the Plan to be fully compliant – both in form and in operation – with Code Section 409A.

In connection with the acquisition of QES in Fiscal 2006, the Company assumed the existing employees' retirement plan. QES has a qualified 401(k) Profit Sharing Plan. The Plan allows for annual employee contributions of up to 25% of eligible salary. Eligibility requirements are a minimum of 18 years of age with at least six months of service with the Company. The Company matches 100 percent of the first $250 of each employee's contributions, then 50 percent of contributions thereafter up to a maximum of $2,500 or 2.5 percent of employee earnings, whichever is reached first.

For the fiscal years ended October 31, 2007 and 2006, retirement plan costs totaled approximately $429,000 and $369,000, respectively.

NOTE 8 – STOCKHOLDERS' EQUITY

Preferred Stock

The Company is authorized to issue 5,000,000 shares of $.0001 par value preferred stock. The stock may be issued by the Board of Directors of the Company in one or more series and with such preferences, conversion or other rights, voting powers and other provisions as may be fixed by the Board of Directors in the resolution authorizing their issuance without any further action of the stockholders.

As part the QES acquisition (Note 2), the Company issued 222,222 shares of the Series A-2 Preferred Stock. In addition, as part of the related financing of the QES acquisition, the Company entered into a securities purchase agreement for the sale of 1,666,666 shares of the Series A-1 Preferred Stock. At October 31, 2007 and 2006, there were 1,888,888 preferred shares outstanding. Also, as part of the related financing of the QES acquisition, the Company delivered to the escrow agent, 1,111,111 shares of the Series A-2 Preferred Stock (valued at $4.50 per share), which will be deemed earned by, and will be released to the former shareholders of QES if revenue goals over the aggregate earn out period of three fiscal years ending October 31, 2009, are met. As of October 31, 2007, such revenue goals had not been met.

There is no trading market for the Company's Series A-1 Preferred Stock or Series A-2 Preferred Stock, and the Company has no intention of applying to list shares of its Preferred Stock. The Company has agreed to use its best efforts to file a registration statement under the Act with respect to the shares of Common Stock underlying the Series A-1 Preferred Stock, upon request of the Investors, at any time following one year after the issuance date of the Series A-1 Preferred Stock, in accordance with the Investor Rights Agreement. With respect to the 222,222 shares of Series A-2 Preferred Stock issued as part payment of the purchase price at closing, the Company has agreed to use it best efforts to include such shares of Common Stock underlying the Series A-2 Preferred Stock in a registration statement if, and when, filed by the Company, upon request of the Investors, at any time following one year after the issuance date of the Series A-1 Preferred Stock. With respect to the escrowed shares, the Company has agreed to use its best efforts to file a registration statement under the Act for the shares of Common Stock into which the Series A-2 Preferred Stock will be convertible, upon request of the former shareholders of QES following the release, if any, of the escrowed shares, or to include such shares of Common Stock in a registration statement if, and when, filed by the Company with respect to the shares of Common Stock beneficially owned by the Investors.

Initially, the shares of Series A-1 Preferred Stock and the Series A-2 Preferred Sock are convertible into shares of Common Stock on a one-for-one basis. The conversion rate is subject to anti-dilution adjustments set forth in the Certificate of Designations for the Series A Preferred Stock. For the first three years after the issuance, neither Series A-1 Preferred Stock nor Series A-2 Preferred Stock will accrue dividends. Thereafter, dividends will accrue at the rate of 8% per annum, payable in cash or additional shares of Series A Preferred Stock, at the election of the Company; provided, however, that no shares of Series A-2 Preferred Stock will accrue any dividends until, and after the time when, the Series A-2 Preferred Stock is released to the selling shareholders of QES in accordance with the Escrow Agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – STOCKHOLDERS' EQUITY (continued)

Warrants Issued for Services

In connection with the purchase of QES, the Company issued to Signal Hill Capital Group, LLC, who represented the Company as its investment banker in connection with the QES acquisition, warrants to purchase up to 50,000 shares of Common Stock of the Company, at an exercise price of $4.50 per share. The warrants are fully exercisable and have a five-year term. The estimated fair value cost of such warrants based on the Black Sholes pricing model is $112,072, which amount was expensed.

Amended and Restated 1991 Stock Option Incentive Plan

The Company adopted an Amended and Restated 1991 Stock Option Incentive Plan (the "1991 Plan") whereby options to purchase up to an aggregate of 625,000 shares of common stock, may be granted to officers, key employees, directors, and consultants of the Company. Subject to the terms of the 1991 Plan, the Board of Directors is authorized to select optionees and determine the number of shares covered by each option, its exercise price and certain of its other terms. No one participant may receive an award in excess of 50,000 shares in any one fiscal year. All options are 100% vested after twelve months and may be exercised for a nine-year period commencing one year from the date of the grant. The exercise price of an option granted under the Plan may not be less than the fair market value of the Company's common stock on the date of the grant.

1991 Plan Weighted Average Option Life and Price as of October 31, 2007:

		Options Outstanding Weighted avg.		Options Exercisable Weighted avg.	
Range of Exercise Prices	No. of Shares	Remaining Life (months)	Exercise Price	No. of Shares	Exercise Price
$1.67 – $2.88	100,575	19	$2.34	100,575	$2.34
$3.00 - $4.25	45,875	5	$4.25	45,875	$4.25
Totals	146,450	15	$2.94	146,450	$2.94

NOTE 8 – STOCKHOLDERS' EQUITY (Continued)

1991 Plan activity is summarized as follows:

	Shares	Option Price Per Share Exercisable	Weighted Avg. Exercise Price	Intrinsic Value
Options outstanding - October 31, 2005	364,288	$1.67 - $4.38	$3.02	
Granted	--	--	--	
Canceled	(48,525)	$1.67 - $4.38	$4.28	
Exercised	(59,210)	$2.88 - $3.00	$2.88	
Options outstanding - October 31, 2006	256,553	$1.67 - $4.25	$2.81	
Granted	–	–	–	
Canceled	(625)	$3.38	$3.38	
Exercised	(109,478)	$1.67 - $3.00	$2.64	$330,391
Options outstanding - October 31, 2007	146,450	$1.67 – $4.25	$2.94	$302,013
Options exercisable - October 31, 2007	146,450	$1.67 – $4.25	$2.94	$302,103

2000 Stock Incentive Plan

In February of Fiscal 2000, the Company adopted the 2000 Stock Incentive Plan (the "2000 Plan") which supersedes the 1991 Plan. Options outstanding under the 1991 Plan at October 31, 2000 will remain effective until exercised, forfeited, cancelled, or expired without exercise. The 2000 Plan calls for options to purchase up to an aggregate of an additional 300,000 shares of the Company's common stock plus such additional shares as may become available under the 1991 Plan by reason of forfeiture of awards granted there under or cancellation or expiration of such shares without exercise, and may be granted to officers, key employees, directors, and consultants of the Company. At the Annual Meeting of Stockholders held on April 29, 2005, the stockholders approved an amendment to the 2000 Plan increasing by 200,000 the number of shares eligible to be issued pursuant to the 2000 Plan. Subject to the terms of the 2000 Plan, the Board of Directors is authorized to select optionees and determine the number of shares covered by each option, its exercise price and certain of its other terms. No one participant may receive an award in excess of 150,000 shares in any three fiscal-year period. Prior to Fiscal 2006, all options were 100% vested after twelve months and may be exercised for a nine-year period commencing one year from the date of grant. Effective for options granted under the 2000 Plan in Fiscal 2006 and thereafter, such options will become exercisable in three equal annual installments following the grant date. The exercise price of an option granted under the 2000 Plan may not be less than the fair market value of the Company's common stock on the date of grant.

NOTE 8 – STOCKHOLDERS' EQUITY (Continued)

2000 Plan Weighted Average Option Life and Price as of October 31, 2007:

		Options Outstanding Weighted avg.		Options Exercisable Weighted avg.	
Range of Exercise Prices	No. of Shares	Remaining Life (months)	Exercise Price	No. of Shares	Exercise Price
$0.46 – $2.10	109,300	66	$1.33	109,300	$1.33
$2.85 - $7.28	268,333	98	$4.16	152,833	$3.43
Totals	377,633	89	$3.34	262,133	$2.56

2000 Plan activity is summarized as follows:

	Shares	Option Price Per Share Exercisable	Weighted Avg. Exercise Price	Intrinsic Value
Options outstanding - October 31, 2005	334,300	$0.46 - $3.785	$2.62	
Granted	142,500	$2.85 – $4.50	$4.41	
Canceled	(2,500)	$3.15	$3.15	
Exercised	(11,000)	$0.65 - $3.15	$1.99	
Options outstanding - October 31, 2006	463,300	$0.46 - $4.50	$3.18	
Granted	25,500	$7.28	$7.28	
Canceled	–	–	–	
Exercised	(111,167)	$2.10 - $4.50	$3.59	$351,442
Options outstanding - October 31, 2007	377,633	$0.46 – $7.28	$3.34	$685,014
Options exercisable - October 31, 2007	262,133	$0.46 – $4.50	$2.56	$640,014

NOTE 8 – STOCKHOLDERS' EQUITY (Continued)

Directors Stock Option Plan

In 1996, the Company adopted a Directors Stock Option Plan (the "DSO Plan") whereby options may be granted to purchase up to an aggregate of 25,000 shares of the Company's common stock to directors of the Company who are not officers or employees of the Company or otherwise eligible to receive awards under the 1991 Plan. Pursuant to the DSO Plan, eligible directors would receive an option to purchase 1,250 shares of the Company's common stock on the date the director first becomes eligible. The eligible director would subsequently receive an option to purchase 625 shares of the Company's common stock on the date of each succeeding annual meeting of the stockholders, unless the director's term ends on or before that date. Each option granted is exercisable at the fair market value of the Company's common stock on the date granted, and for options granted prior to Fiscal 2006, may be exercised for a nine-year period commencing one year from the date of the grant. Effective for options granted under the Directors Plan in Fiscal 2006 and thereafter, such options will become exercisable in three equal annual installments following the grant date.

In February 2000, the Company adopted an amendment to the DSO Plan increasing the number of options, which may be granted under the DSO Plan, to an aggregate of 75,000 shares. The amendment also increased the number of shares of the Company's common stock to be subject to the automatic grants made to directors from 1,250 shares to 5,000 shares upon first being elected to the Board of Directors of the Company and 625 shares to 2,500 shares upon each re-election to the Board of Directors. At the Annual Meeting of Stockholders held on April 29, 2005, the stockholders approved amendments to the Directors Plan to increase by 75,000 the number of shares eligible to be issued pursuant to the Directors Plan and to extend the expiration date of the Directors Plan from March 2006 to April 30, 2010.

Directors' Plan Weighted Average Option Life and Price as of October 31, 2007:

		Options Outstanding Weighted avg.		Options Exercisable Weighted avg.	
Range of Exercise Prices	No. of Shares	Remaining Life (months)	Exercise Price	No. of Shares	Exercise Price
$0.62 – $2.252	31,875	47	$0.97	31,875	$0.97
$2.96 - $5.50	65,625	93	$3.62	37,292	$3.30
Totals	97,500	78	$2.75	69,167	$2.23

NOTE 8 – STOCKHOLDERS' EQUITY (Continued)

Directors' stock option plan activity is summarized as follows:

	Shares	Option Price Per Share Exercisable	Weighted Avg. Exercise Price	Intrinsic Value
Options outstanding -October 31, 2005	76,875	$0.62 - $7.85	$2.31	
Granted	12,500	$2.96	$2.96	
Canceled	(1,250)	$7.85	$7.85	
Exercised	--	--	--	
Options outstanding -October 31, 2006	88,125	$0.62 - $4.25	$2.25	
Granted	20,000	$4.15 - $5.50	$4.49	
Canceled	--	--	--	
Exercised	(10,625)	$0.69 - $3.19	$1.89	$45,575
Options outstanding - October 31, 2007	97,500	$0.62 – $5.50	$2.75	$221,615
Options exercisable - October 31, 2007	69,167	$0.62 – $4.25	$2.23	$191,865

Consultants Stock Incentive Plan

In 1997, the Company adopted a Consultants Stock Incentive Plan (the "CSI Plan") whereby options to purchase up to 50,000 shares of the Company's common stock may be granted to consultants or advisors of the Company. Subject to the terms of the CSI Plan, a committee of the Board of Directors is authorized to select participants and determine the number of shares covered by each option, the option's exercise price and other terms. The exercise price, however, may not be less than the fair market value of the Company's common stock on the date of the grant. CSI Plan activity is as follows:

	Shares	Option Price Per Share	Intrinsic Value
Options outstanding – October 31, 2006	7,500	$.90	
Exercised	(7,500)	$.90	$30,750
Options outstanding – October 31, 2007	--	--	--

QUESTAR ASSESSMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred income tax assets and liabilities are comprised as follows:

	October 31,	
	2007	2006
Deferred tax assets:		
Net operating loss	$ –	$760,901
Deferred gain	291,435	342,865
Asset impairment	165,743	250,338
Salaries	86,632	81,186
Rent	52,212	47,170
Unused employee vacation	255,598	228,054
Non-competition covenants and customer contracts	1,185,265	117,333
Other	74,319	79,504
Gross deferred tax assets	2,111,204	1,907,351
Deferred tax liabilities:		
Goodwill	(529,997)	(217,941)
Depreciation	(73,487)	--
Deferred revenue	(174,178)	--
Gross deferred liabilities	(777,662)	(217,941)
Net deferred tax assets	$1,333,542	$1,689,410

The deferred tax assets and liabilities include the following amounts:

	Fiscal Year Ended October 31,	
	2007	2006
Current deferred tax assets	$443,188	$364,031
Current deferred tax liabilities	(174,178)	--
Net current deferred tax assets	$269,010	$ 364,031
Non-current deferred tax assets	$1,668,016	$1,543,320
Non-current deferred tax liabilities	(603,484)	(217,941)
Net non-current deferred tax assets	$1,064,532	$1,325,379

NOTE 9 – INCOME TAXES (Continued)

The Company believes it is more likely than not that this net deferred tax asset will be realized in future periods and, accordingly, no valuation allowance has been recorded.

The Company's income tax provision (benefit) consists of the following:

	Fiscal Year Ended October 31,	
	2007	2006
Current:		
Federal	$ 48,418	$ 12,938
State	182,643	259,640
	231,061	272,578
Deferred:		
Federal	323,045	(432,356)
State	66,509	(89,014)
	389,554	(521,370)
Income tax provision (benefit)	$620,615	$(248,792)

A reconciliation of the difference between the expected income tax rate using the statutory Federal tax rate and the Company's effective rate is as follows:

	Fiscal Years Ended October 31	
	2007	2006
U.S. Federal income tax (benefit) at statutory rate	34%	(34%)
State income tax, net of Federal income tax effect	10	15
Other, including change in deferred tax rate*	23	1
Effective tax (benefit) rate	67%	(18)%

* The effective rate is negatively affected by the limitation of previous year's state loss carry forward amounts to be utilized against certain current state level taxable income.

NOTE 10 – RELATED PARTY TRANSACTIONS

Camden Entities Transactions. In connection with the acquisition of QES, the Company entered into a securities purchase agreement the with Camden Entities, pursuant to which the Company issued and sold to the Investors 1,666,667 shares of its Series A-1 Preferred Stock (valued at $7,500,000, based on a price of $4.50 per share). The proceeds from the sale of stock were used to pay a portion of the purchase price for the shares of QES and closing costs for the transaction, with the balance being retained by the Company for working capital. The transaction did not involve a public offering pursuant to the exemption from registration provided by Section 4(2) of the Act.

Camden Partners Strategic Fund III, L.P. ("Camden III") is a Delaware limited partnership formed in 2004. It is a private equity fund that invests in emerging micro-cap public and late stage private companies, focusing on companies in the business and financial services, education, and healthcare industries. Camden III is managed by its general partner, Camden Partners Strategic III, LLC which, in turn, is managed by its managing member, Camden Partners Strategic Manager, LLC.

Camden Partners Strategic Fund III-A, L.P. ("Camden III-A") is a Delaware limited partnership formed in 2004. It is a private equity fund that invests in parallel with Camden III. Camden III-A is managed by its general partner, Camden Partners Strategic III, LLC, which in turn is managed by its managing member, Camden Partners Strategic Manager, LLC. David Warnock and Donald Hughes, who are directors of the Company, are each managing members of Camden Partners Strategic Manager, LLC.

Cahill, Warnock Strategic Partners Fund, L.P. ("CW") and Strategic Associates, L.P. ("SA") are stockholders of the Company and affiliates of Camden III and Camden III-A. David Warnock and Donald Hughes, who are directors of the Company, are each general partners of the general partner of CW and SA. In addition, Mr. Warnock is President and Mr. Hughes is Executive Vice President of Camden Partners Holdings, LLC, which serves as an advisor to Camden III, Camden III-A, CW and SA.

As of the date of this Report, the Camden Entities beneficially own 36.3% of the Company's Common Stock on a fully-diluted basis. The entities controlled by Messrs. Warnock and Hughes – the Cahill Warnock Entities and the Camden Entities – beneficially own an aggregate of 46.1% of the Company's Common Stock on a fully diluted basis.

Acquisition of QES. In consideration for his sale of shares of QES stock, Mr. Naegeli (who has since been elected a director of the Company), as a selling shareholder, received 43,488 shares of Series A-2 Preferred Stock, which are convertible into 43,488 shares of Common Stock of the Company, subject to anti-dilution adjustments. Mr. Naegeli is also a shareholder in Questar Data Systems ("QDS"). In connection with the acquisition of QES, the Company purchased, on a contractual basis monthly, services from QDS for certain accounting and administrative functions. The monthly fee for these services was $15,500 beginning in June 2006. Total fees paid in Fiscal 2007 and Fiscal 2006 to QDS were $24,000 and $77,500, respectively. The contract for services with QDS concluded in December 2006 with no further obligations due from the Company.

NOTE 10 – RELATED PARTY TRANSACTIONS (continued)

As part of the acquisition of QES, the Company entered in two separate lease agreements with the former shareholders of QES. Through one lease agreement, the Company rents approximately 49,000 square-feet of office space in Apple Valley, Minnesota. The initial term of this lease is for five years concluding on May 31 2011 with the Company holding an option to renew for an additional five-year period. Pursuant to the second lease agreement the Company uses 45,000 square-foot of distribution center also in Apple Valley, Minnesota. This lease also concludes on May 31, 2011 with the Company holding an option to renew for an additional five-year period. The Company also holds an option to lease an additional 11,000 square feet of distribution center space that is adjacent to the current distribution center.

Future minimum lease payments (which are also included in the lease payments in Note 4 for the Apple Valley facilities) for the years ending October 31, are as follows:

2008	$780,000
2009	780,000
2010	780,000
2011	455,000
Total	$2,795,000

Legal Fees. One of the Company's directors, Steven R. Berger, is a shareholder in Vedder Price P.C. The Company has retained Vedder Price P.C. as its special securities counsel, and the Company paid an aggregate of $153,481 and $238,237 in legal fees and expense in Fiscal 2007 and Fiscal 2006, respectively.

NOTE 11 – REVENUE BY PRODUCT LINE

The Company operates as one business segment, with two major product lines. The Company's revenues by major product line for the years ended October 31, 2007 and 2006, are as follows:

	2007	2006
Custom product line	$41,265,316	$22,099,475
Proprietary product line	2,072,838	1,586,738
Total revenue	$43,338,154	$23,686,213

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUESTAR ASSESSMENT, INC.

January 28, 2008	By:/s/ ANDREW L. SIMON Andrew L. Simon Chief Executive Officer
January 28, 2008	By:/s/ JAMES J. WILLIAMS James J. Williams Chief Financial Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ANDREW L. SIMON Andrew L. Simon	Director and Chairman of the Board	January 28, 2008
/s/ MICHAEL D. BECK Michael D. Beck	Director	January 28, 2008
/s/ STEVEN R. BERGER Steven R. Berger	Director	January 28, 2008
/s/ DONALD W. HUGHES Donald W. Hughes	Director	January 28, 2008
/s/ MARTIN MALESKA Martin Maleska	Director	January 28, 2008
/s/ THEODORE NAEGELI Theodore Naegeli	Director	January 28, 2008
/s/ CHRIS L. NGUYEN Chris L. Nguyen	Director	January 28, 2008
/s/ THOMAS G. STRUZZIERI Thomas G. Struzzieri	Director	January 28, 2008
/s/ DAVID L. WARNOCK David L. Warnock	Director	January 28, 2008

EXHIBIT 21

SUBSIDIARIES

Beck Evaluation and Testing Associates, Inc.	New York corporation
Assessment and Evaluation Concepts, Inc.	Massachusetts corporation
Questar Educational Systems, Inc.	Minnesota corporation

EXHIBIT 23

CONSENT OF MCGLADREY & PULLEN, LLP

We consent to the incorporation by reference of our report dated January 28, 2008 with respect to the consolidated financial statements and notes thereto of Questar Assessment, Inc. as of and for the years ended October 31, 2007 and 2006 included in its Annual Report (Form 10-KSB) for the fiscal year ended October 31, 2007 filed with the Securities and Exchange Commission into (i) the Company's Registration Statement on Form S-3 (SEC File No. 333-27659), (ii) the Company's Registration Statement on Form S-8 (SEC File No. 333-424), (iii) the Company's Registration Statement on Form S-3 (SEC File No. 333-75377), (iv) the Company's Registration Statement on Form S-8 (SEC File No. 333-110156), (v) the Company's Registration Statement on Form S-8 (SEC File No. 333-110157), and (vi) the Company's Registration Statement on Form SB-2 (SEC File No. 333-129261).

MCGLADREY & PULLEN LLP
January 28, 2008

EXHIBIT 31.1

CERTIFICATION

I, ANDREW L. SIMON, certify that:

1. I have reviewed this Annual Report on Form 10-KSB of QUESTAR ASSESSMENT, INC. for the fiscal year ended October 31, 2007.

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting [(as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))] for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Annual Report based on such evaluation; and

d) Disclosed in this Annual Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent financial quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: January 28, 2008

/s/ ANDREW L. SIMON

Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, JAMES J. WILLIAMS, certify that:

1. I have reviewed this Annual Report on Form 10-KSB of QUESTAR ASSESSMENT, INC. for the fiscal year ended October 31, 2007.

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting [(as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))] for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Annual Report based on such evaluation; and

d) Disclosed in this Annual Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent financial quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: January 28, 2008

/s/ JAMES J. WILLIAMS

Chief Financial Officer

EXHIBIT 32

QUESTAR ASSESSMENT, INC.

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of QUESTAR ASSESSMENT, INC. (the "Company") on Form 10-KSB for the period ending October 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, Andrew L. Simon, Chief Executive Officer, and James J. Williams, Chief Financial Officer, of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

January 28, 2008	/s/ ANDREW L. SIMON
	Chief Executive Officer
January 28, 2008	/s/ JAMES J. WILLIAMS
	Chief Financial Officer

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906, OR OTHER DOCUMENT AUTHENTICATING, ACKNOWLEDGING, OR OTHERWISE ADOPTING THE SIGNATURE THAT APPEARS IN TYPED FORM WITHIN THE ELECTRONIC VERSION OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906, HAS BEEN PROVIDED TO QUESTAR ASSESSMENT, INC. AND WILL BE RETAINED BY QUESTAR ASSESSMENT, INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

CORPORATE DIRECTORY

Board of Directors

ANDREW L. SIMON
Chairman of the Board

MICHAEL D. BECK

STEVEN R. BERGER [1,2]

DONALD W. HUGHES [2]

MARTIN MALESKA [2]

THEODORE NAEGELI

CHRIS L. NGUYEN [1,2]

THOMAS G. STRUZZIERI [1,2]

DAVID L. WARNOCK [1]

[1] Member of Compensation Committee
[2] Member of Audit Committee

INDEPENDENT AUDITORS

McGladrey & Pullen, LLP
Certified Public Accountants
Minneapolis, MN 55402

SECURITIES COUNSEL

Vedder, Price, Kaufman & Kammholz
805 Third Avenue
New York, NY 10022-2203

TRANSFER AGENT

American Stock Transfer & Trust
59 Maiden Lane, Plaza Level
New York, NY 10038

GENERAL COUNSEL

Rider, Weiner, Frankel, et. al.
655 Little Britain Rd.
New Windsor, NY 12553

INVESTOR RELATIONS

The Investor Relations Company
500 North Michigan Avenue, Suite 820
Chicago, IL 60611
(312) 245-2700

The Annual Meeting of the Stockholders will be held at

Questar Assessment, Inc.
Corporate Headquarters
4 Hardscrabble Heights, Brewster, NY 10509
on April 24, 2007 at 10:00 A.M.

Phone: (845) 277-8100

QUESTAR™ ASSESSMENT, INC.
Creating Quality Educational Solutions

Questar Assessment, Inc. • 4 Hardscrabble Heights, P.O. Box 382 • Brewster, NY 10509-0382
(800) 800-2598 • Fax (845) 277-3548 • E-mail: info@QuestarAI.com • www.QuestarAI.com

END